Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS	1
2.	INTRODUCTION	3
3.	ABOUT CAE 3.1 Who we are 3.2 Our vision	4 4 4
	3.3 Our strategy and value proposition 3.4 Our operations 3.5 Foreign exchange 3.6 Non-GAAP and other financial measures	4 6 12 14
4.	CONSOLIDATED RESULTS 4.1 Results of our operations – fourth quarter of fiscal 2013 4.2 Results of our operations – fiscal 2013 4.3 Restructuring, integration and acquisition costs	16 16 18 19
	4.4 Consolidated orders and backlog	20
5.	RESULTS BY SEGMENT 5.1 Civil segments 5.2 Military segments 5.3 New Core Markets segment	20 21 25 28
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY 6.1 Consolidated cash movements 6.2 Sources of liquidity 6.3 Government cost-sharing 6.4 Contractual obligations	30 30 31 32 32
7.	CONSOLIDATED FINANCIAL POSITION 7.1 Consolidated capital employed 7.2 Off balance sheet arrangements 7.3 Financial instruments	33 33 35 35
8.	BUSINESS COMBINATIONS	38
9.	BUSINESS RISK AND UNCERTAINTY 9.1 Risks relating to the industry 9.2 Risks relating to the Company 9.3 Risks relating to the market	40 40 41 43
10.	RELATED PARTY TRANSACTIONS	44
11.	CHANGES IN ACCOUNTING POLICIES 11.1 New and amended standard adopted – fiscal 2013 11.2 New standards not yet adopted 11.3 Use of judgements, estimates and assumptions	45 45 45 48
12.	CONTROLS AND PROCEDURES 12.1 Evaluation of disclosure controls and procedures 12.2 Internal control over financial reporting	49 49 49
13.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS	49
14.	ADDITIONAL INFORMATION	50
15.	SELECTED FINANCIAL INFORMATION	50

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2013

1.    HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2013

Higher revenue over last quarter and higher revenue over the fourth quarter of fiscal 2012

-     Consolidated revenue was $587.9 million this quarter, $65.8 million or 13% higher than last quarter and $81.2 million or 16% higher than the fourth quarter of fiscal 2012.

Higher net income attributable to equity holders of the Company compared to last quarter and lower compared to the fourth quarter of fiscal 2012

-     Net income attributable to equity holders of the Company was $43.8 million (or $0.17 per share) this quarter, compared to
$37.8 million (or $0.15 per share) last quarter, representing an increase of $6.0 million or 16%, and compared to $53.2 million (or $0.21 per share) in the fourth quarter of last year, representing an decrease of $9.4 million or 18%;

-     Restructuring, integration and acquisition costs of $13.7 million ($10.1 million after tax) were recorded this quarter compared to
$13.4 million ($8.8 million after tax) last quarter. Excluding such costs, net income attributable to equity holders of the Company was $53.9 million (or $0.21 per share) this quarter and $46.6 million (or $0.18 per share) last quarter.

Positive free cash flow[1] at $108.6 million this quarter

-     Net cash provided by operations was $128.3 million this quarter, compared to $104.4 million last quarter and $122.1 million in the fourth quarter of last year;

-     Maintenance capital expenditures1 and other asset expenditures were $10.6 million this quarter, $12.5 last quarter and $13.1 million in the fourth quarter of last year;

-     Proceeds from the disposal of property, plant and equipment were $1.1 million this quarter, $7.8 million last quarter and
$6.1 million in the fourth quarter of last year;

-     Cash dividends were $10.2 million this quarter, $9.0 million last quarter and $8.4 million in the fourth quarter of last year.

FISCAL 2013

Higher revenue over fiscal 2012

-     Consolidated revenue was $2,104.5 million, $283.3 million or 16% higher than last year.

Lower net income attributable to equity holders of the Company

-     Net income attributable to equity holders of the Company was $139.4 million (or $0.54 per share) compared to $180.3 million (or $0.70 per share) last year, representing a $40.9 million or 23% decrease;

-     Excluding restructuring, integration and acquisition costs of $68.9 million ($51.3 million after tax), net income attributable to equity holders of the Company would have been $190.7 million (or $0.74 per share) this year;

-     Last year, excluding charges of $8.4 million ($2.7 million after tax) related to the acquisition and integration of Medical Educational Technologies, Inc. (METI), net income attributable to equity holders of the Company would have been $183.0 million (or $0.71 per share).

Positive free cash flow at $118.9 million

-     Net cash provided by operations was $204.1 million this year, compared to $233.9 million last year;

-     Maintenance capital expenditures and other asset expenditures were $57.0 million this year, compared to $61.2 million last year;

-     Proceeds from the disposal of property, plant and equipment were $8.9 million this year, compared to $34.4 million last year;

-     Cash dividends were $37.1 million this year, compared to $33.4 million last year.

Capital employed1 ending at $2,051.3 million

-     Capital employed increased by $474.8 million or 30% this year;

-     Non-cash working capital1 increased by $37.4 million in fiscal 2013, ending at $150.8 million;

-     Property, plant and equipment increased by $204.9 million;

-     Other long-term assets and other long-term liabilities increased by $304.4 million and $71.9 million respectively;

-     Net debt1 increased by $382.5 million this year, ending at $916.8 million.

[1] Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2013 | 1

Management’s Discussion and Analysis

ORDERS2[2]

-     The book-to-sales ratio2 for the quarter was 1.45x (combined civil was 1.83x, combined military was 0.95x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.07x (combined civil was 1.18x, combined military was 0.92x and New Core Markets was 1.0x);

-    Total order intake this year was $2,246.9 million, up $118.6 million over last year;

-    Total backlog2 was $4,091.9 million at March 31, 2013, $367.7 million higher than last year.

Civil segments

-    Training & Services/Civil obtained contracts with an expected value of $917.7 million;

-    Simulation & Products/Civil won $446.7 million of orders, including contracts for 35 full-flight simulators (FFSs).

 Military segments

-    Simulation Products/Military won $393.7 million of orders for new training systems and upgrades;

-    Training & Services/Military won contracts valued at $376.7 million.

New Core Markets segment

-    New Core Markets order intake is valued at $112.1 million.

BUSINESS COMBINATIONS AND JOINT VENTURES

-     We acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA) on May 16, 2012, a provider of aviation training and crew sourcing services;

-     We acquired Advanced Medical Technologies, LLC (Blue Phantom). Blue Phantom specializes in the design, development and sales of hands-on training models for ultrasound simulation training;

-     We entered into a new joint venture arrangement to form Rotorsim USA LLC (50% participation) in the fourth quarter of this year.

OTHER

-     We signed a senior unsecured credit facility in May 2012 with a term of two years of which we had used $304.1 million to finance the acquisition of OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread and was repaid and cancelled during the course of the year;

-     Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017 and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms. In July 2012, we increased our borrowing under these facilities by $100.0 million and used those proceeds to repay $100.0 million of the senior unsecured credit facility that was undertaken in May 2012 to finance the acquisition of OAA as mentioned above;

-     In December 2012, we issued senior unsecured notes of $348.9 million ($125.0 million and US$225.0 million) maturing between December 2019 and December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012 mentioned above, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility;

-     We announced restructuring measures on May 23, 2012, which were designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Further restructuring measures were announced on November 8, 2012 designed to scale our operations mainly in Europe. You will find more details in Restructuring, integration and acquisition costs.

2 Non-GAAP and other financial measures (see Section 3.6).

2 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

2.    INTRODUCTION

In this report, we, us, our, CAE  and Company  refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2013  mean the fiscal year ending March 31, 2013;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2012;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of May 16, 2013, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2013 and the consolidated financial statements and notes for the year ended March 31, 2013. We have written it to help you understand our business, performance and financial condition for fiscal 2013. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the annual report for the year ended March 31, 2013. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy and value proposition;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business combinations;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan,  intend, continue, estimate, may, will, should  and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in the Business risk and uncertainty section of the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Year-End Financial Results 2013 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1      Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We also  leverage  our simulation capabilities in healthcare and mining markets. We are globally diversified with approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. In fiscal 2013, we had annual revenue exceeding $2.1  billion, 90% of which came from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network. We offer civil aviation, military and helicopter training services in more than 45 locations worldwide where we train approximately 100,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. We apply our simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, ab initio pilot training, aircraft crew sourcing and integrated enterprise solutions.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on over 65 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

We intend to be the partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency, provide superior decision-making capabilities and achieve mission readiness.

3.3      Our strategy and value proposition

Our strategy

We are a world-leading provider of modeling and simulation-based training, optimization and decision support solutions. We have a long history of serving the needs of customers in the civil aerospace and defence markets, and in recent years we have extended our capabilities into  healthcare and mining, where the CAE brand is becoming increasingly important.

A key tenet of our strategy related to the civil aerospace and defence markets is to derive an increasing proportion of our business from the existing fleet rather than future aircraft deliveries. This includes providing solutions for customers in support of the global fleet of civilian and military aircraft. In recent years, the increase in recurring services revenue has lessened our dependency on aircraft deliveries to drive our business.

We have been successful in  diversifying  our interests globally, which differentiates CAE by bringing  our solutions closer to our customers’ home bases. Global diversity makes us less dependent on any one market, and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world including the high growth, emerging markets.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a range of products and services solutions to enhance our customers’ planning and decision-making abilities, as well as a complete range of products and services that can be arranged as a customized solution to suit our customers’ changing needs over time. We also offer a broad global reach, and as a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

4 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Our core competencies and competitive advantages include:

-    World-leading modeling and simulation technology;

-     Comprehensive knowledge of training and learning methodologies;

-    Total array of training products and services solutions;

-    Broad-reaching customer intimacy;

-    High brand equity;

-    Proven systems engineering and program management processes;

-    Best-in-class customer support;

-    Well established in new and emerging markets.

CAE Year-End Financial Results 2013 | 5

Management’s Discussion and Analysis

World-leading modeling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft in use today, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for first-to-market aircraft of major aircraft manufacturers. We now use our expertise in modeling and simulation beyond training into other mission‑critical areas, such as emergency response services, where these technologies are used to support superior decision‑making capabilities. As well, we have extended these capabilities to the  healthcare and mining markets.

Comprehensive knowledge of training and learning methodologies

With over 65 years of experience in simulation, we are an industry expert in aviation training and are the industry’s training solution one-stop shop. In aviation, we are constantly introducing and implementing ways to improve safety and training efficiency, from ab initio to professional pilot training. For instance, data from actual flights is combined with the training data analysis captured from training centres to develop evidence-based training curriculum and brief-debrief content. This results in training programs that are current, specifically relevant to operational and practical circumstances, and actionable in real-world situations. Another example is our industry leadership towards implementing Upset Prevention and Recovery Training, specifically geared toward preparing pilots to address adverse and extreme flying conditions. We are using our experience gained in the development of training and learning methodologies in aerospace to bring and enhance modeling and simulation technologies to our training solutions in the healthcare and mining domains. In healthcare, we offer both training expertise and the widest breadth of simulation training products in the industry, with surgical, patient, and ultrasound simulators and trainers for more than 20 medical specialties. Our simulation centre  management system, LearningSpace, effectively captures every aspect of a live simulation, allowing the delivery of instant, multimedia debriefing sessions and ongoing training improvement and addressing the customers’ need to efficiently manage financial and administrative costs of operating small to large simulation centres, all in one web-based solution. In mining, we have borrowed from aviation standards to introduce new solutions to train mining vehicle operators.

Total array of training products and services solutions

We offer a wide array of training products, from desktop trainers to FFSs, addressing both our civil and military customers’ training needs. With a large network of training centres, we are also a global leader in aviation training providing the complete solution to meet our customers’ training and pilot placement needs. Our pilot training programs span over 100  different aircraft models including commercial airliners, business aircraft and helicopters in the civil market. In the defence market, our programs involve instruction for transport aircraft, helicopters, lead-in jet trainers, aerial refuelers, and maritime patrol aircraft. Our range of training services includes the provision of curricula for initial, type rating, recurrent and maintenance training. Our civil pilot provisioning solution adds value and moves our customers’ businesses forward by identifying, screening, selecting, training and ultimately placing pilots at their airlines. In addition, we deliver civil ab initio pilot training through CAE Oxford Aviation Academy.

Broad-reaching customer intimacy

The realization of our mission to be our customers’ partner of choice is evident in the relationships we have with most of the world’s airlines, aircraft operators, governments and original equipment manufacturers (OEMs). Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while having a deep understanding and respect of the regulations and customs of the local market. We operate a fleet of over 245 full flight and full-mission simulators in more than 45 civil aviation, military and helicopter training locations worldwide to meet the wide range of operational requirements of our customers. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world and relationships with approximately 50 defence operators in approximately 35 countries.

High brand equity

We are unique in the simulation industry as the only truly global company focused on modeling, simulation, and training. We continually reinforce our focus, experience and technology leadership as we position the Company with customers around the world. We invest in building and maintaining our brand and reputation as a company committed to innovation that will help our customers enhance safety, improve efficiency, enhance decision-making and achieve mission readiness. We are focused on offering the aviation industry’s most comprehensive portfolio of simulation products, training services, and crew sourcing with the ability to tailor a flexible training solution to the individual requirements of each of our customers. Our simulation products are rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day, seven days a week. We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air worthiness regulations are introduced. The CAE brand is synonymous with industry-leading simulation technology as well as superior customer support and we strive to be our customers’ partner of choice for any simulation and training related requirement.

6 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Proven systems engineering and program management processes

We continue to develop solutions and deliver technically complex programs to help ensure that there are trained and mission-ready aircrew and combat troops around the world. We have a proven track record on delivering complex civil and military first-to-market simulators. Our experience, coupled with our continued investment in research and development, strengthens our technological leadership as well as our management expertise to provide programs featuring sensor simulation for maritime operations, synthetic tactical environments for naval and fighter operations as well as visualization and common database technologies that deliver rich, immersive synthetic environments for the most effective training and mission rehearsal possible.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts, as well as important update and maintenance services business. Our customer support practices, including a web-based customer portal, performance dashboard, and automated report cards, have resulted in enhanced customer support according to customer comments and feedback.

Well established in new and emerging markets

We pride ourselves in our local presence in each of our global markets, while simultaneously maintaining the efficiencies and advantages of being an international organization. This approach has enabled us to lead in high-growth markets like China, India, the Middle East, South America and Southeast Asia, where we have been active for several decades.

3.4         Our operations

We are a global leader with an extensive range of capabilities to help our customers achieve greater levels of safety, operational efficiency, decision-making capabilities and mission readiness. We offer integrated solutions, which often involve multi-year agreements with our customers to provide a full complement of both products and services.

We primarily serve four markets globally:

-    The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul (MRO) organizations and aircraft finance leasing companies;

-    The military market includes OEMs, government agencies and defence forces worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs;

-    The mining market includes global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides commercial, business and helicopter aviation training for flight, cabin, maintenance and ground personnel and ab initio pilot training and crew sourcing services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high-growth emerging regions of China, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 227 FFSs and provide aviation training and services in training centres located in more than 25 countries around the world, including simulation-based pilot training services, crew sourcing services and ab initio training. Among our thousands of customers, we have long-term training services agreements and joint ventures with more than 20 major airlines and aircraft operators around the world. We offer a comprehensive range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft maintenance technician training, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Oxford Aviation Academy is the largest ab initio flight school network in the world with 11 flight academies and a capacity for training up to 2,000 cadets annually. CAE Parc Aviation is the world’s largest aviation personnel sourcing organization with more than 1,400 pilots, maintenance crew and other aviation professionals currently on assignment with airlines, aircraft OEM’s and leasing company customers around the world.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

CAE Year-End Financial Results 2013 | 7

Management’s Discussion and Analysis

We are the world leader in the provision of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated training procedures trainers, flight training devices and web-based e-learning tools, using the same high-fidelity Level D software as the FFSs. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for more than 35 new types of aircraft models, and in recent years we have been developing simulators for the Airbus A350 XWB, AVIC Medium-Sized Transport, Boeing 747-8, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global 5000/6000, Global 7000/8000 and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support and services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

8 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Market trends and outlook

In commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. Growth rates in certain established markets like Europe have been tempered by economic recession, while growth in emerging markets has  been outpacing this global average growth rate. In the U.S.,  airlines are in the process of renewing their aircraft fleets to modern, efficient aircraft. Taken together, the continued growth in air travel and re-fleeting requirements have led to high commercial aircraft backlogs and OEM production rates and to the announcement of new aircraft programs.

In the business and helicopter aviation sector, demand for air travel is primarily driven by corporate profitability and general economic conditions. According  to the U.S. Federal Aviation Administration  (FAA), the number of business jet flights has remained stable in the past 12 months. The industry remains cautiously optimistic of further recovery and long-term growth in business aircraft travel, and consistent with this view, major business aircraft OEMs such as Bombardier, Cessna, Dassault and Gulfstream have announced new aircraft programs.

In the SP/C segment, the level of market activity remained strong in fiscal 2013 with 35 FFS unit sales.

The following secular trends continue to form the basis of our Civil market investment hypothesis:

-    Expected long-term growth in air travel;

-    Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

-    Aircraft backlogs and delivery rates;

-    More efficient and technologically advanced aircraft platforms;

-    Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew).

Expected long-term growth in air travel

In calendar 2012, global passenger traffic increased by 5.3% compared to calendar 2011. For the first three months of calendar 2013, passenger traffic increased by 4.2% compared to the first three months of calendar 2012. For the same period, emerging markets outperformed with passenger traffic in the Middle East growing at 12.9%, Latin America and Asia/Pacific growing at 5.7% and 5.3%, respectively, while Europe remained stable. The global average growth rate in passenger traffic in the last calendar year has remained healthy, albeit somewhat lower in the latter half of the year, due mainly to more modest growth in Europe and North America. Over the past 20 years, air travel has grown at an average rate of 4.8% and this average is expected to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as China, Eastern Europe, the Indian sub-continent, the Middle East, South America and Southeast Asia are expected to continue experiencing higher air traffic and economic growth over the long term than mature markets such as North America and Western Europe. We expect these markets to drive the long-term demand for the broad array of products and services solutions that we bring to bear. We have been active in these high-growth emerging markets for several decades and are positioned as the market leader with well-established operations, strategic partnerships or joint ventures in each of these regions.

Aircraft backlogs and delivery rates

Commercial aircraft OEMs continue to work through record backlog levels of over 11,000 aircraft. Our civil business relies mainly on the already in-service fleet to drive demand as approximately two-thirds of our revenue is generated from training and services in support of the global fleet. Our product sales are driven mainly by aircraft deliveries coming off of OEMs’ production lines. U.S. legacy airlines have been taking steps to renew their aging aircraft fleets as seen through recent orders from United/Continental Airlines and American Airlines. European airlines such as Turkish Airlines, Lufthansa and Ryanair have also placed large aircraft orders. Low-cost carriers such as Norwegian Air Shuttle in Europe and AirAsia and Lion Air in Asia have placed fleet growth orders with OEMs. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services.

More efficient and technologically advanced aircraft platforms

More efficient and technologically advanced aircraft platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to take an early position on these future programs. In recent years, we have signed contracts with Bombardier for the CSeries aircraft and the Global 7000/8000 aircraft, with ATR for the ATR42/72-600 aircraft, with Mitsubishi Aircraft Corporation for the MRJ aircraft, with Airbus for the A350 XWB aircraft, with AVIC for the Medium-Sized Transport aircraft and COMAC for C919 aircraft. These contracts allow us to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. The demand for new and more efficient platforms is driven by better operational flexibility, reduced maintenance cost, reduced fuel costs and improved emissions and environmental footprints. Airlines are actively seeking ways to reduce fuel costs and the operational risk against further fuel cost fluctuations, as well as ways to obtain benefits offered by new generation aircraft and propulsion technologies. Deliveries of new-model aircraft are subject to program delays, which in turn affect the timing of FFS orders and deliveries.

CAE Year-End Financial Results 2013 | 9

Management’s Discussion and Analysis

Business jet operators demand high performance aircraft

Business aircraft OEMs have announced plans to introduce, or have already introduced, a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, comfort and the accessibility of business air travel. Some examples include the Bombardier Learjet 70, 75 and 85, the Global 7000/8000, Embraer’s Legacy Series and Lineage 1000, Gulfstream’s G650 and Cessna’s Citation M2, Latitude and Longitude.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets, notably the faster growing emerging markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools.

New pilot certification processes require more simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role internationally with the Multi-crew Pilot License (MPL), and with stall and upset prevention and recovery training. The International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these topics.

MPL is an alternative training and licensing methodology which places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment.  Today, there are approximately 50 nations that now have MPL regulations in place and over 15 of these nations already use these regulations with training providers and airlines. CAE has MPL programs in Asia and in Europe that are being used by certain  airlines. Globally for our industry, MPL is producing promising results and hundreds of MPL graduates are now flying successfully with their airline. As the MPL methodology continues to gain momentum, it will continue to result in increased use of simulation-based training.

Finally, proposed Airline Transport Pilot License (ATPL) requirements in the U.S. also call for more simulation-based training that includes  specialized training in simulators for adverse weather, high altitude stalls and upset prevention and recovery. These requirements are expected to be formalized in August 2013.

MILITARY MARKET

We believe that, in the simulation-based market, we are uniquely positioned in the current environment to be part of the solution for governments and defence forces to reduce  the cost of military readiness. As such, three important factors help distinguish our  defence business and underlie the large pipeline of opportunities for our modeling and simulation-based solutions. First, we have a unique global position that provides balance and diversity across the world’s defence markets. Second, we have a strong, experienced position on enduring aircraft platforms serving both defence and humanitarian markets that are expected to have long program lives. Third, and most fundamentally, simulation-based training provides considerable value as defence forces operate in a constrained budget environment yet still need to train and maintain a high state of readiness.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

We are a world leader in the design and production of military flight simulation equipment. We offer solutions to help maintain and enhance our customers’ safety, efficiency, mission readiness and decision-making capabilities. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, trainer aircraft, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces, including a range of driver and gunnery trainers for tanks and armoured fighting vehicles (AFVs) as well as hands-on and virtual maintenance trainers. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries.

Training & Services/Military (TS/M)

Supplies turnkey training services, simulation-based integrated enterprise solutions and maintenance and in-service support solutions

We provide turnkey training services, training systems integration expertise and training support services to global defence forces. We also provide a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training in over 80  sites around the world, a variety of modeling and simulation-based integrated enterprise solutions, and a range of in-service support solutions such as systems engineering and lifecycle management.

10 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Market trends and outlook

Government procurement delays continue to impact the timing of defence contract awards and our ability to grow revenue and income in the short term. U.S. budget sequestration took effect in March 2013, further exacerbating the already slow process as the required budget cuts are implemented. Despite budget challenges in some markets, we continue to bid on a solid pipeline of global opportunities and expect to continue winning our fair share of new business. In Europe, force structure reductions and reduced future investment plans have narrowed the pipeline of new opportunities. However, we maintain a portfolio of recurring business for which we have sized our operations. While the United States and Europe are challenging markets, we are seeing increased opportunities originating from regions with growing defence budgets, like Asia and the Middle East where we have an established and growing presence. During fiscal 2013, approximately 35 percent of our new orders came from these regions.  In addition, there are encouraging signs for our market specialization and we are confident that the use of simulation-based training will continue to increase in the future. Specifically, the U.S. Government Accountability Office has reported that the U.S. Navy and U.S. Air Force plan to increase the percentage of simulation-based training for its personnel by 2020.

The following trends continue to drive the use of our simulation products and service in defence:

-    Explicit desire of governments and defence forces to increase the use of modeling and simulation;

-    Relationships with OEMs as their simulation and training partner of choice;

-    Use of modeling and simulation for analysis and decision support;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

More defence forces and governments are adopting simulation in training programs because it improves training effectiveness, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The U.S. Air Force, which is the U.S. government’s largest user of energy, estimates that its fuel costs have risen more than 225 percent over the past decade. The escalating cost of fuel is one factor prompting a greater adoption of simulation-based training. Unlike civil aviation where the use of simulators for training is common practice, there are no regulatory requirements to train in simulators in the military, and the nature of mission-focused training demands at least some live training.

We have begun to see militaries plan for the increased use of simulation as part of the overall training curriculum. For example, the U.S. Navy reports the share of simulation-based training on some specific U.S.  Navy platforms could rise close to 50% by 2020 and the U.S. Air Force is performing significant upgrades to its fleet of KC-135 operational flight trainers, as well as acquiring new KC-135 boom operator weapon systems trainers. The intent is to increase the amount of synthetic training done by KC-135 tanker aircrews to help lower overall costs, extend the operational life of aircraft, and focus use of aircraft on operational requirements. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems and aircraft all point to greater use of simulation and synthetic training. Because of the cost associated with conducting live training exercises, most militaries expect to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to home station virtual and constructive simulation. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs. This will ultimately create opportunities for training devices and training services. We view CAE  as being part of the solution to achieving lower training costs while maintaining or improving readiness.

Relationships with OEMs as their simulation and training partner of choice

We partner with manufacturers in the defence market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for simulators and training. For example, Boeing has developed the new P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139 and AW189. We have established relationships with each of the OEMs on these platforms.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training and is increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei and see further opportunities to develop integrated modeling and simulation centres.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to scrutinize expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing  a variety of training services and we expect this trend to continue. Governments look  to industry for the delivery of training services because they often can be delivered faster  and more cost effectively.

CAE Year-End Financial Results 2013 | 11

Management’s Discussion and Analysis

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. We are actively promoting open, standard simulation architectures, such as the Common Database (CDB), as well as new capabilities such as the CAE Dynamic Synthetic Environment (DSE), to better enable mission rehearsal and joint, networked training.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help students and practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates modeling and simulation, ranges from creating learning programs to deploying a wide range of specialty-based simulators. The healthcare simulation market is growing rapidly with simulation centres  becoming the standard in nursing and medical schools, while proprietary education is now using technology and simulation to compete with public institutions.

We generate revenue in five main areas: patient simulators, surgical simulators, ultrasound simulators, learning applications/courseware and centre management systems. Our patient simulators offer a high level of believability and life-like responses and teach students and healthcare practitioners to intervene quickly in trauma scenarios with appropriate clinical measures. Our surgical simulators incorporate haptic technology designed to allow students and practitioners to practice and acquire skills to perform minimally invasive procedures, including bronchoscopies, endoscopies and cardiac valve replacements. Our ultrasound solutions utilize e-learning, ultrasound training models, mannequins and real time 3D animated display that allow students and practitioners to become familiar with diagnostic bedside ultrasound. Our simulation learning applications, such as our learning modules, e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions, which maximize time available for student-learning through remote delivery of content and allows for self‑guided learning experiences and assessment. Our medical simulation centre solutions are designed to simplify the operations behind managing complex simulation, assessment, recording and debriefing and student learning.

CAE Healthcare is a leader in simulation-based technology for healthcare with more than 8,000 deliveries of patient, imaging and surgical simulators in medical schools, nursing schools, hospitals, defence forces and other entities. CAE Healthcare now has offices located in Canada, the U.S., Hungary and Germany and has over 300 employees that work with a team of 50 clinical educators and a network of 45  distributors in 60 countries.

Market trends and outlook

The Healthcare simulation-based market is focused mainly on education, consisting of the operation, maintenance and procurement of all types of simulation technology, and is estimated upwards of $850 million. Of that, the largest share of the market is represented by the human patient simulation market, which is expected to grow in the double-digit range over the next several years, driven by the need for greater patient safety and better efficiency and effectiveness of healthcare education using simulation technology. Our vision is for CAE Healthcare to lead broad adoption of simulation-based training solutions for healthcare practitioners, improve patient safety, reduce overall training cost, and ultimately save more lives.

Medical simulation allows students and practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare practitioners, just as flight simulators revolutionized pilot certification and training decades ago. In addition to the 850,000 active physicians and 67,000 medical students, there are approximately 3 million nurses and 250,000 nursing students in the U.S. and 8.8 million physicians and 14.5 million nurses worldwide.

The demand for our products and services is driven by the:

-    Use of patient simulators;

-    Increased adoption of minimally-invasive surgery;

-    Advances in imaging technology applications in healthcare;

-    Increasing healthcare costs;

-    Service provider shortages.

12 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Use of patient simulators

Patient simulators are the most commonly used simulators in the healthcare education and training markets. Patient simulators have been designed and developed to support a variety of applications in the education and training of practitioners. Human patient simulation provides an opportunity to reduce medical errors and their severity while improving patient care by enabling tailored clinical learning experiences to provide opportunities to train for high-risk, low-frequency events.

Human patient simulation can also provide practitioners with an opportunity to practice care for a simulated patient with acute problems, such as airway obstruction or cardiac arrest, hemorrhage, shock, or various other common emergent situations. Using simulators, healthcare team members can work through each clinical situation by assessing the presenting symptoms, providing appropriate interventions, and managing the simulator’s response to the various treatments.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS, such as reduced patient trauma and shorter hospitalization periods, it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as a leading driver for simulation technology training.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures have also helped to pressure insurers and service providers into accepting and implementing information technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that healthcare practitioners performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services. Experts have demonstrated that the use of medical simulation improves patient outcomes and reduces error rates, which help mitigate the rate of increase in the overall cost of healthcare.

Service provider shortages

Shortages of primary care, family medicine and specialty-medicine physicians are expected to occur. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training. An aging population is driving an increasing need for healthcare delivery while the aging healthcare workforce is resulting in increasing turnover risk at hospitals. In the European Union, the healthcare sector forecasts a deficit of up to one million health professionals in 2020, with shortages of up to 600,000 nurses and 230,000 physicians. The U.S. Bureau of Labor Statistics projects that the number of employed nurses will grow to 3.45 million in 2020, a 26 percent increase over 2010. The growth in nursing demand combined with the need to replace aging nurses will result in up to 1.2 million nurses entering the workforce by 2020. The World Health Organization also reported that there were 57 countries with critical shortages equivalent to a global deficit of 2.4 million doctors, nurses and midwives worldwide. As students graduate and move into clinical practice, there is a growing need among hospitals for on‑boarding programs that transition the new nurse to competent practitioner effectively and efficiently. Simulation is now moving from the academic setting into clinical practice as a means to provide a safe environment for clinical training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Australia, Brazil, Canada, Chile, India, Kazakhstan, Mexico, Peru, South Africa, the U.S. and the U.K. We provide products and services for open pit and underground operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue by delivering products and services across the mining value chain. Our software products are used for managing exploration and geological data, mine strategy, optimization, detailed design and scheduling for all mining methods and commodities. Our technical consulting team includes over 100 experienced geologists and mining engineers, servicing client needs such as managing exploration drilling programs, mining studies, resource evaluation, on-site technical services and business improvement projects. Our CAE Terra mining equipment simulators, developed in fiscal 2012, leverage our experience in simulation to provide an unrivalled level of realism. Our simulators are integrated with a comprehensive student management system, lesson planning tools and interactive touch panel instructor station. Our training services include workforce development planning, training needs analysis, professional development in technical disciplines and the design and implementation of operator training curriculum. Our operator training courseware is designed for multiple delivery modes including self-paced e-learning, instructor-led classroom training, procedural training and scenarios delivered in our high fidelity simulators.

CAE Year-End Financial Results 2013 | 13

Management’s Discussion and Analysis

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

-    Industry skills shortages;

-    Health and safety priority;

-    Declining grades and higher energy consumption resulting in increased cost of extraction;

-    Operations management and control.

Industry skills shortages

Skill shortages in many regions are putting upward pressure on wages and project costs. Without significant increases in the number of skilled workers or the introduction of new technology to expand production with fewer workers, growth in supply will be constrained. Skill shortages will likely drive demand for additional training.

Health and safety priority

Health and safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Declining grades and higher energy consumption resulting in increased cost of extraction

In the last 30 years, the average grade of ore bodies has halved, while the waste removed to access the minerals has more than doubled, resulting in higher energy use and cost of extraction. Given the volatility of mineral prices and energy costs, different approaches are needed. These will include the increased use of optimization tools, simulation and scenario analysis within the industry to maximize value and maintain the viability of current operations, while helping mining companies focus on maximizing metal recovery instead of simply maximizing throughput. We are actively involved in finding technology-based solutions for recovering metal using less energy. Our existing tools for optimization and scenario analysis help mining organizations respond to changing prices and input costs in order to maximize the potential of their existing operations.

Operations management and control

With increasing scale and complexity of operations, mining companies are seeking solutions for the real time oversight, coordination, decision-making and remote control of fixed and mobile assets. We are collaborating in global markets and providing mine operators with an opportunity to integrate our widely used mining systems with other operational management technologies.

3.5      Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase/
	2013	2012	(decrease)
U.S. dollar (US$ or USD)	1.02	1.00	2%
Euro (€ or EUR)	1.30	1.33	(2%)
British pound (£ or GBP)	1.54	1.60	(4%)

14 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase/
	2013	2012	(decrease)
U.S. dollar (US$ or USD)	1.00	0.99	1%
Euro (€ or EUR)	1.29	1.37	(6%)
British pound (£ or GBP)	1.58	1.58	-

For fiscal 2013, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $19.6 million and an increase in net income of $1.4 million, when compared to fiscal 2012.

CAE Year-End Financial Results 2013 | 15

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our simulation products operations outside of Canada (Australia, Germany, India, Singapore, U.K. and U.S.)

Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly the U.S. dollar and the Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement.

We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific U.S. dollar and Euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

-     Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these exposures;

-     Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating profit, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$10.4	$2.8	$(2.2)	$0.6
Euro (€ or EUR)		3.9	0.2	(0.1)	0.1
British pound (£ or GBP)		1.4	0.3	(0.1)	0.2

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

16 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

3.6      Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Adjusted net debt

Adjusted net debt is a non-GAAP measure we use to monitor how much net debt we have without taking into account additional obligations under finance leases. We monitor this indicator and believe that readers of our MD&A use it in assessing our performance with our peers. We calculate it by taking our total long-term debt, including the current portion of long-term debt and subtracting cash and cash equivalents and obligations under finance leases.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-     For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

-     Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

-     For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to pay us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-     For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment.

CAE Year-End Financial Results 2013 | 17

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net and restructuring, integration and acquisition costs.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

18 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes net finance expense, income taxes, restructuring, integration and acquisition costs and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

CAE Year-End Financial Results 2013 | 19

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS[3]

4.1      Results of our operations – fourth quarter of fiscal 2013

(amounts in millions, except per share amounts)		Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$587.9	522.1	514.4	480.1	506.7
Cost of sales		$420.5	370.9	370.4	321.0	336.6
Gross profit[3]		$167.4	151.2	144.0	159.1	170.1
As a % of revenue	%	28.5	29.0	28.0	33.1	33.6
Research and development expenses[3]		$18.1	14.0	14.5	14.0	15.2
Selling, general and administrative expenses		$66.9	67.3	67.3	68.4	71.8
Other gains – net		$(2.9)	(5.9)	(14.5)	(0.1)	(5.6)
Restructuring, integration and acquisition costs		$13.7	13.4	9.8	32.0	-
Operating profit[3]		$71.6	62.4	66.9	44.8	88.7
As a % of revenue	%	12.2	12.0	13.0	9.3	17.5
Finance income		$(1.5)	(2.7)	(1.6)	(1.5)	(1.5)
Finance expense		$19.7	18.2	19.2	18.4	18.1
Finance expense – net		$18.2	15.5	17.6	16.9	16.6
Earnings before income taxes		$53.4	46.9	49.3	27.9	72.1
Income tax expense		$7.0	9.4	12.5	6.2	18.4
As a % of earnings before income taxes (tax rate)%		13	20	25	22	26
Net income		$46.4	37.5	36.8	21.7	53.7
Attributable to:
Equity holders of the Company		$43.8	37.8	36.5	21.3	53.2
Non-controlling interests		$2.6	(0.3)	0.3	0.4	0.5
		$46.4	37.5	36.8	21.7	53.7
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted		$0.17	0.15	0.14	0.08	0.21

Revenue was 13% higher than last quarter and 16% higher compared to the fourth quarter of fiscal 2012

Revenue was $65.8 million higher than last quarter mainly because:

-     SP/C’s revenue increased by $36.4 million or 39%, mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake;

-     SP/M’s revenue increased by $14.4 million, or 10%, mainly due to higher revenue on Asian, Australian and North American programs, partially offset by lower revenue on European programs;

-     TS/C’s revenue increased by $8.0 million, or 4%, mainly due to higher revenue generated in North America and the Middle East and the positive effect of a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower revenue in Asia due to FFS relocations;

-     TS/M’s revenue increased by $6.7 million, or 10%, mainly due to higher revenue on North American programs, higher activity from our helicopter training programs and higher revenue on European programs;

-     NCM’s revenue remained stable, increasing by $0.3 million. Higher revenue from CAE Healthcare resulting from the integration of Blue Phantom, acquired in November 2012, was offset by lower revenue from CAE Mining.

3 Non-GAAP and other financial measures (see Section 3.6).

20 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Revenue was $81.2 million higher than the same period last year largely because:

-     TS/C’s revenue increased by $69.5 million, or 53%, mainly due to the integration of OAA into our results and higher revenue generated in the emerging markets. The increase was partially offset by lower training demand in Europe;

-     SP/C’s revenue increased by $46.7 million, or 56%, mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake;

-     NCM’s revenue increased by $4.8 million or 20%, mainly due to higher revenue from CAE Healthcare, as a result of higher centre management system sales and the integration of Blue Phantom, and higher revenue from CAE Mining;

-     TS/M’s revenue increased by $0.9 million, or 1%, mainly due to higher revenue on North American programs, partially offset by lower activity from our helicopter training programs and our IES services business and lower revenue on European programs;

-     SP/M’s revenue decreased by $40.7 million, or 21%, mainly due to lower revenue on North American programs, when compared to the fourth quarter of fiscal 2012, which included programs that were close to completion and a C-130 simulator that was partially manufactured and for which we signed a contract last year, and lower revenue on European programs. The decrease was partially offset by higher revenue on Asian programs.

You will find more details in Results by segment.

Operating profit was $9.2 million higher than last quarter and $17.1 million lower compared to the fourth quarter of fiscal 2012

Operating profit for this quarter was $71.6 million, or 12.2% of revenue compared to $62.4 million or 12.0% of revenue last quarter and $88.7 million or 17.5% of revenue in the fourth quarter of fiscal 2012. Excluding restructuring, integration and acquisition costs of $13.7 million recorded this quarter, $13.4 million last quarter and nil in the fourth quarter of fiscal 2012, operating profit would have been $85.3 million, $75.8 million and $88.7 million respectively.

Segment operating income4 increased by $9.5 million, or 13% compared to last quarter. Increases in segment operating income were $4.3 million, $2.7 million, $1.5 million, $0.9 million and $0.1 million from SP/C, TS/C, TS/M, SP/M and NCM respectively.[4]

Segment operating income decreased by $3.4 million, or 4% compared to the fourth quarter of fiscal 2012. Decreases in segment operating income of $15.4 million from SP/M and $0.8 million from TS/M were partially offset by increases in segment operating income of $8.3 million, $3.0 million and $1.5 million from SP/C, NCM and TS/C respectively.

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $2.7 million higher than last quarter and $1.6 million higher compared to the fourth quarter of fiscal 2012

Net finance expense was higher than last quarter, mainly due to higher interest expense resulting from the new private placement of senior notes issued and lower interest income on long-term receivables, partially offset by lower interest expense due to a reduced use of credit facilities.

The increase in net finance expense over the fourth quarter of fiscal 2012 was mainly due to an increase in interest expense resulting from the new private placement of senior notes issued and the increased use of credit facilities, partially offset by lower interest expense on royalty and finance lease obligations.

Effective income tax rate was 13% this quarter

Income taxes this quarter were $7.0 million, representing an effective tax rate of 13%, compared to 20% last quarter and 26% for the fourth quarter of fiscal 2012.

The decrease in the effective tax rate from the last quarter and the fourth quarter of fiscal 2012 was mainly due to the settlement of tax audits as well as the change in the mix of income from various jurisdictions. Excluding the effect of one-time items in the quarter, the income tax expense would have been $11.5 million.

4 Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2013 | 21

Management’s Discussion and Analysis

4.2      Results of our operations – fiscal 2013

(amounts in millions, except per share amounts)		FY2013	FY2012
Revenue		$2,104.5	1,821.2
Cost of sales		$1,482.8	1,221.1
Gross profit		$621.7	600.1
As a % of revenue	%	29.5	33.0
Research and development expenses		$60.6	62.8
Selling, general and administrative expenses		$269.9	256.4
Other gains – net		$(23.4)	(21.2)
Restructuring, integration and acquisition costs		$68.9	-
Operating profit		$245.7	302.1
As a % of revenue	%	11.7	16.6
Finance income		$(7.3)	(6.6)
Finance expense		$75.5	69.2
Finance expense – net		$68.2	62.6
Earnings before income taxes		$177.5	239.5
Income tax expense		$35.1	57.5
As a % of earnings before income taxes (tax rate)%		20	24
Net income		$142.4	182.0
Attributable to:
Equity holders of the Company		$139.4	180.3
Non-controlling interests		$3.0	1.7
		$142.4	182.0
EPS attributable to equity holders of the Company
Basic and diluted		$0.54	0.70

Revenue was 16% or $283.3 million higher than last year

Revenue was higher than last year mainly because:

-     TS/C’s revenue increased by $257.2 million, or 52%, due to the integration of OAA into our results and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar and lower training demand in Europe;

-     SP/C’s revenue increased by $59.9 million, or 17%, mainly due to higher production levels resulting from an increase in order intake;

-     NCM’s revenue increased by $29.1 million, or 35%, mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, and from growth achieved through the expansion of our product portfolio and market position, and higher revenue from CAE Mining;

-     SP/M’s revenue decreased by $57.6 million, or 9%, mainly due to lower revenue on North American and European programs and lower activity from our IES products business. The decrease was partially offset by higher revenue on Asian and Australian programs;

-     TS/M’s revenue decreased by $5.3 million, or 2% mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of our European operations, partially offset by higher revenue on North American and Australian programs and higher activity from our helicopter training programs.

You will find more details in Results by segment.

22 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Gross profit was $21.6 million higher than last year

The gross profit was $621.7 million this year, or 29.5% of revenue compared to $600.1 million or 33.0% of revenue last year. As a percentage of revenue, gross profit was lower when compared to last year mainly as a result of lower margins in our TS/C segment arising from the integration of OAA into our results, including Parc Aviation.

Operating profit was $56.4 million lower than last year

Operating profit this year was $245.7 million, or 11.7% of revenue, compared to $302.1 million, or 16.6% of revenue last year. Excluding restructuring, integration and acquisition costs of $68.9 million, operating profit would have been $314.6 million, or 14.9% of revenue this year. Excluding charges of $8.4 million related to the acquisition and integration of METI, which was acquired during fiscal 2012, operating profit would have been $310.5 million, or 17.0% of revenue last year.

Segment operating income increased $12.5 million, or 4% compared to last year. Increases in segment operating income of
$22.0 million from SP/C and $20.2 million from NCM were partially offset by decreases of $23.3 million, $5.7 million and $0.7 million from SP/M, TS/M and TS/C respectively.

You will find more details in Restructuring, integration and acquisition costs and Results by segment.

Net finance expense was $5.6 million higher than last year

FY2012 to
(amounts in millions)	FY2013
Finance expense, prior period	$69.2
Increase in finance expense on long-term debt (other than finance lease obligations)	13.1
Decrease in finance expense on finance lease obligations	(1.2)
Decrease in finance expense on royalty obligations	(3.4)
Decrease in other finance expense	(1.6)
Decrease in borrowing costs capitalized	(0.6)
Increase in finance expense from the prior period	$6.3
Finance income, prior period	$(6.6)
Increase in interest income on loans and receivables	(0.9)
Decrease in other interest income	0.2
Increase in finance income from the prior period	$(0.7)
Net finance expense, current period	$68.2

Net finance expense was $68.2 million this year, $5.6 million or 9% higher than last year. The increase was mainly attributable to the increased use of credit facilities due to the acquisition of OAA and higher interest expense resulting from the private placement of senior notes, partially offset by lower interest expense on royalty and finance lease obligations.

Effective income tax rate is 20%

This fiscal year, income taxes were $35.1 million, representing an effective tax rate of 20%, compared to 24% for the same period last year. The decrease in the effective tax rate compared to fiscal 2012 was mainly due to the settlement of tax audits as well as the change in the mix of income from various jurisdictions.

4.3      Restructuring, integration and acquisition costs

On May 23, 2012, we announced restructuring measures which were designed to refocus our resources and capabilities in response to changes in the defence markets we serve. Further restructuring measures were announced on November 8, 2012 designed to scale our operations mainly in Europe. Restructuring costs of $43.8 million consisting primarily of severances and other related costs, were included in net income in fiscal 2013.

In May 2012, we acquired 100% of the shares of OAA, a provider of aviation training and crew sourcing services. To date, costs of $25.1 million for restructuring, integration and acquisition activities were included in net income in fiscal 2013. Restructuring costs consist mainly of severances and other related costs. Integration costs represent incremental costs directly related to the integration of OAA in our ongoing activities. This primarily includes expenditures related to redeployment of simulators, regulatory and process standardization, systems integration and other activities. Acquisition costs represent costs directly related to the acquisition of OAA. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

CAE Year-End Financial Results 2013 | 23

Management’s Discussion and Analysis

You can find more details about Restructuring, integration and acquisition costs in Note 23 to the consolidated financial statements.

24 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

4.4      Consolidated orders and backlog

Our consolidated backlog was $4,091.9 million at the end of fiscal 2013, which is 10% higher than last year. New orders of $2,246.9 million increased the backlog this year, while $2,104.5 million in revenue was generated from the backlog.

Backlog up by 10% over last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$3,724.2	$3,449.0
+ orders	2,246.9	2,128.3
- revenue	(2,104.5)	(1,821.2)
+ / - adjustments	225.3	(31.9)
Backlog, end of period	$4,091.9	$3,724.2

In fiscal 2013, adjustments included $254.0 million worth of backlog added as a result of the acquisition of OAA and a reduction of an existing order of Level B simulators originating in 2006.

In fiscal 2012, adjustments included $38.0 million related to the cancelation of an order, termination of programs and a defence services program adjustment resulting from a delay in the performance of a delivery obligation by the OEM. The adjustment was partially offset by the impact of foreign exchange.

The book-to-sales ratio for the quarter was 1.45x. The ratio for the last 12 months was 1.07x.

You will find more details in Results by segment.

5.     RESULTS BY SEGMENT

We manage our business and report our results in five segments:

Civil segments:

-    Training & Services/Civil (TS/C);

-    Simulation Products/Civil (SP/C).

Military segments:

-    Simulation Products/Military (SP/M);

-    Training & Services/Military (TS/M).

New Core Markets (NCM) segment.

Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment and are recorded at cost.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

CAE Year-End Financial Results 2013 | 25

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income (loss)
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Civil segments
Training & Services/Civil		$121.5	122.2	31.8	29.1	27.3	33.3	30.3
	%	16.1	24.5	15.8	15.0	14.4	19.5	22.9
Simulation Products/Civil		$73.6	51.6	22.3	18.0	18.9	14.4	14.0
	%	18.3	15.1	17.2	19.3	19.1	17.9	16.8
Military segments
Simulation Products/Military		$77.9	101.2	19.2	18.3	20.9	19.5	34.6
	%	13.9	16.3	12.4	13.0	16.0	14.4	17.7
Training & Services/Military		$35.2	40.9	10.2	8.7	7.4	8.9	11.0
	%	12.9	14.7	14.1	13.2	11.0	13.2	15.4
New Core Markets		$6.4	(13.8)	1.8	1.7	2.2	0.7	(1.2)
	%	5.7	-	6.2	5.9	7.8	2.7	-
Total segment operating income (SOI)		$314.6	302.1	85.3	75.8	76.7	76.8	88.7
Restructuring, integration and acquisition costs		$(68.9)	-	(13.7)	(13.4)	(9.8)	(32.0)	-
Operating profit		$245.7	302.1	71.6	62.4	66.9	44.8	88.7

Capital employed5

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2013	2012	2012	2012	2012
Civil segments
Training & Services/Civil	$1,551.6	1,542.1	1,517.7	1,535.3	1,173.0
Simulation Products/Civil	$42.9	61.9	73.2	53.7	39.1
Military segments
Simulation Products/Military	$315.8	324.0	358.1	336.6	270.4
Training & Services/Military	$212.3	208.1	186.1	197.1	181.2
New Core Markets	$199.2	198.6	177.6	181.9	179.3
	$2,321.8	2,334.7	2,312.7	2,304.6	1,843.0

5.1    Civil segments

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES[5]

Acquisition

-     We acquired Oxford Aviation Academy, strengthening our global leadership position in commercial aviation training and extending our offering with a complete end-to-end solution. The acquisition added seven training centres, 40 FFSs, four flight school locations, and a crew sourcing portfolio of more than 1,400 aviation personnel on assignment;

5 Non-GAAP and other financial measures (see section 3.6).

26 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

-     Following the acquisition, we launched a series of integration activities with the objective of generating revenue, operating cost and capital expenditure synergies and bring OAA’s operating profit level more in line with CAE’s training businesses. The integration has progressed well in fiscal 2013, with $12.7 million of segment operating income generated by OAA operations since the date of acquisition, and we are tracking to achieve the expected cost synergies once the process is complete in fiscal 2014.

New programs and products

-     We were named by Bombardier Aerospace as their Authorized Training Provider (ATP) for business jet pilot and maintenance training in Europe and as their worldwide ATP for the Global series business jets. We also announced an expansion of the Authorized Training Provider agreement, adding the Learjet 31 and Learjet 60 aircraft and deploying the Learjet 31 and Learjet 60 FFSs at CAE’s training facility in Dallas, U.S.;

-     We introduced the next-generation CAE SimfinityTM integrated procedures trainer (IPT) with an enhanced virtual cockpit;

-     We installed a new CAE-owned Airbus A320 FFS at the Airbus Training Centre in Miami, U.S., part of the Airbus-CAE Training Services Cooperation;

-     We announced that we have enhanced pilot training for helicopter operators serving the oil and gas market, customizing aircraft training curricula for offshore operations.

CAE Year-End Financial Results 2013 | 27

Management’s Discussion and Analysis

Expansions

-     In commercial aviation training, we inaugurated the Philippine Academy for Aviation Training in the Philippines, with our joint venture partner Cebu Pacific Air. We opened new training centres in Barcelona, Spain, with Vueling Airlines as the anchor customer and in Lima, Peru, with LAN Perú as anchor customer. We started offering Airbus A330 training in Johannesburg, South Africa, CAE’s first commercial aircraft training location in Africa, with South African Airways as the anchor customer;

-     In business aviation, we announced a new training location in Shanghai, China, to deliver Gulfstream G450 and G550 pilot training and announced that CAE is the first independent training provider to be qualified as a Civil Aviation Administration of China (CAAC) approved training organization for Dassault Falcon maintenance training. We also inaugurated pilot and maintenance technician training programs in Melbourne, Australia for the Hawker Beechcraft King Air 350 aircraft with ProLine 21 avionics and we launched, as part of Embraer-CAE Training Services (ECTS), Phenom aircraft pilot and maintenance technician training in São Paulo, Brazil;

-     We inaugurated our first civil helicopter training program in China at the Zhuhai Flight Training Centre with our joint venture partner China Southern Airlines.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$1,158.0	840.9	331.6	287.2	288.0	251.2	215.4
Segment operating income		$195.1	173.8	54.1	47.1	46.2	47.7	44.3
Operating margins	%	16.8	20.7	16.3	16.4	16.0	19.0	20.6
Backlog		$1,985.4	1,535.0	1,985.4	1,707.0	1,746.1	1,761.9	1,535.0

The combined civil book-to-sales ratio was 1.83x for the quarter and 1.18x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL[6]

TS/C obtained contracts this quarter expected to generate future revenues of $456.7  million, including long-term contracts with:

-     LAN and TAM Airlines for pilot training services;

-     GE Capital Aviation Services for crew sourcing and technical support services;

-     Ryanair for training and recruitment services;

-     Turkish Airlines for pilot training services;

-     Virgin Atlantic for pilot training services;

-     Brussels Airlines for pilot training services.

Financial Results
(amounts in millions, except operating margins, RSEU and FFSs deployed)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$755.6	498.4	201.8	193.8	189.1	170.9	132.3
Segment operating income		$121.5	122.2	31.8	29.1	27.3	33.3	30.3
Operating margins	%	16.1	24.5	15.8	15.0	14.4	19.5	22.9
Depreciation and amortization		$102.0	81.3	26.4	26.0	25.9	23.7	20.7
Property, plant and equipment
expenditures		$127.4	137.1	24.1	24.4	39.2	39.7	37.2
Intangible assets and other
assets expenditures		$20.1	9.4	3.0	12.0	2.6	2.5	2.8
Capital employed		$1,551.6	1,173.0	1,551.6	1,542.1	1,517.7	1,535.3	1,173.0
Backlog		$1,602.2	1,183.4	1,602.2	1,345.8	1,360.9	1,400.0	1,183.4
RSEU[6]		181	139	187	186	187	164	142
FFSs deployed		227	171	227	222	218	216	171

6 Non-GAAP and other financial measures (see Section 3.6).

28 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Revenue up 4% over last quarter and up 53% over the fourth quarter of fiscal 2012

The increase over last quarter was mainly attributable to higher revenue generated in North America and the Middle East and the positive effect of a stronger Euro and U.S. dollar against the Canadian dollar. The increase was partially offset by lower revenue in Asia due to FFS relocations during the quarter.

The increase over the fourth quarter of fiscal 2012 was due to the integration of OAA into our results and higher revenue generated in the emerging markets. The increase was partially offset by lower training demand in Europe.

Revenue was $755.6 million this year, 52% or $257.2 million higher than last year

The increase over last year was mainly attributable to the integration of OAA into our results and to higher revenue generated in North and South America and the emerging markets. The increase was partially offset by a weaker Euro against the Canadian dollar and lower training demand in Europe.

Segment operating income up 9% over last quarter and up 5% over the fourth quarter of fiscal 2012

Segment operating income was $31.8 million (15.8% of revenue) this quarter, compared to $29.1 million (15.0% of revenue) last quarter and $30.3 million (22.9% of revenue) in the fourth quarter of fiscal 2012.

Segment operating income increased by $2.7 million, or 9%, over last quarter. The increase was mainly attributable to higher operating income in North America and in the Middle East and higher operating income from the integration of OAA into our results. The increase was partially offset by lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, as well as the realization of gains on the disposal of two FFSs last quarter.

Segment operating income increased by $1.5 million, or 5%, over the fourth quarter of fiscal 2012. The increase was mainly due to the integration of OAA into our results, higher operating income in the Middle East and a favourable foreign exchange impact. The increase was partially offset by lower operating income in Europe, lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, as well as gains from strategic expansion initiatives recognized last year.

Segment operating income was $121.5 million, 1% or $0.7 million lower than last year

Segment operating income was $121.5 million (16.1% of revenue) this year, compared to $122.2 million (24.5% of revenue) last year.

The decrease from last year was mainly due to gains from strategic expansion initiatives recognized last year, lower operating income in Europe and lower operating income in Asia due to FFS relocations and the ramp up of recently operationalized training centres, partially offset by the integration of OAA into our results and higher operating income generated in the Middle East and North and South America.

Property, plant and equipment expenditures at $24.1 million this quarter and $127.4 million for the year

Maintenance capital expenditures were $2.6 million for the quarter and $23.0 million for the year. Growth capital expenditures were $21.5 million for the quarter and $104.4 million for the year. We continue to selectively invest in our training network where we have secured demand to address additional market share and in response to training demands for our customers.

Capital employed increased by $9.5 million over last quarter and by $378.6 million over last year

Capital employed increased over the last quarter mainly due to an increase in non-cash working capital.

Capital employed was higher than last year mainly due to an increase in intangible assets, property, plant and equipment and accounts receivable, partially offset by an increase in accounts payable and accrued liabilities as a result of the integration of OAA into our results.

Backlog was at $1,602.2 million at the end of the year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$1,183.4	$986.5
+ orders	917.7	686.9
- revenue	(755.6)	(498.4)
+ / - adjustments	256.7	8.4
Backlog, end of period	$1,602.2	$1,183.4

Adjustments in fiscal 2013 are mainly due to $254.0 million worth of backlog added as a result of the acquisition of OAA.

This quarter's book-to-sales ratio was 2.26x. The ratio for the last 12 months was 1.21x.

CAE Year-End Financial Results 2013 | 29

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 10  FFSs this quarter:

-     Three FFSs, two Airbus A320s and one Boeing 737, to Shanghai Eastern Flight Training Centre in China;

-     One Airbus A320 FFS to Zhuhai Flight Training Centre (ZFTC) in Zhuhai, China, a joint venture of China Southern Airlines and CAE;

-     One Global 5000/6000 FFS to Bombardier Aerospace;

-     Five FFSs to undisclosed customers.

This brings SP/C’s order intake for the year to 35  FFSs.

Financial Results
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$402.4	342.5	129.8	93.4	98.9	80.3	83.1
Segment operating income		$73.6	51.6	22.3	18.0	18.9	14.4	14.0
Operating margins	%	18.3	15.1	17.2	19.3	19.1	17.9	16.8
Depreciation and amortization		$8.6	7.4	3.0	2.2	1.9	1.5	2.1
Property, plant and equipment
expenditures		$4.9	5.8	0.6	0.8	0.8	2.7	2.3
Intangible assets and other
assets expenditures		$20.4	19.3	5.5	5.3	4.6	5.0	5.2
Capital employed		$42.9	39.1	42.9	61.9	73.2	53.7	39.1
Backlog		$383.2	351.6	383.2	361.2	385.2	361.9	351.6

Revenue up 39% over last quarter and up 56% over the fourth quarter of fiscal 2012

The increase over last quarter and the fourth quarter of fiscal 2012 was mainly due to higher revenue recorded for sales of partially manufactured simulators and higher production levels resulting from an increase in order intake.

Revenue was $402.4 million for the year, 17% or $59.9 million higher than last year

The increase in revenue was mainly  due to higher production levels resulting from an increase in order intake.

Segment operating income up 24% over last quarter and up 59% over the fourth quarter of fiscal 2012

Segment operating income was $22.3 million (17.2% of revenue) this quarter, compared to $18.0 million (19.3% of revenue) last quarter and $14.0 million (16.8% of revenue) in the fourth quarter of fiscal 2012.

The increase over last quarter and the fourth quarter of fiscal 2012 was mainly due to higher revenue, as mentioned above, partially offset by higher research and development expenses net of government funding.

Segment operating income was $73.6 million for the year, 43% or $22.0 million higher than last year

Segment operating income was $73.6  million (18.3% of revenue) this year, compared to $51.6  million (15.1% of revenue) last year.

The increase  was mainly due to higher revenue, as mentioned above, as well as a favourable program mix, hedging rates and foreign exchange impact.

Capital employed decreased by $19.0 million from last quarter and increased by $3.8 million over last year

Capital employed was lower than last quarter mainly due to an increase in accounts payable and accrued liabilities and a decrease in accounts receivable, partially offset by an increase in contracts in progress assets.

Capital employed was higher than last year mainly due to an increase in inventories and contracts in progress assets, partially offset by an increase in accounts payable and accrued liabilities and a decrease in accounts receivable.

30 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Backlog up 9% compared to last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$351.6	$303.8
+ orders	446.7	398.7
- revenue	(402.4)	(342.5)
+ / - adjustments	(12.7)	(8.4)
Backlog, end of period	$383.2	$351.6

Adjustments in fiscal 2013 consist primarily of a reduction of an existing order of Level B simulators originating in 2006, partially offset by a positive foreign exchange impact.

This quarter's book-to-sales ratio was 1.16x. The ratio for the last 12 months was 1.11x.

5.2      Military segments

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

New programs and products

-     We launched the CAE Unmanned Aerial System (UAS) Mission Trainer, which combines an open architecture with commercial off-the-shelf hardware and simulation software to provide a comprehensive, platform-agnostic training system for UAS pilots, sensor operators, and mission commanders and we successfully completed a series of flights of the Miskam UAS in Alma, Canada, progressing on our research and development program;

-     We signed an agreement to collaborate with the National Defence University of Malaysia and Armour Sentral to develop simulation-based training solutions for the land systems market in Malaysia and the surrounding Asia region;

-     We were awarded a simulation technical investigation and engineering services contract from the Government of Canada. We will partner with Carleton University to support experiments, mission rehearsal, demonstrations, exercises and maintenance training for Canadian Forces personnel;

-     Canada’s Department of National Defence officially inaugurated the new Air Mobility Training Centre at Canadian Forces Base Trenton, where we have delivered a comprehensive suite of CC-130J training devices and will now provide 20 years of in-service support;

-     We started training Royal Navy aircrews at our Medium Support Helicopter Aircrew Training Facility (MSHATF) at RAF Benson in the U.K. Royal Navy aircrews are beginning to convert from the Sea King Mk4 to the AW101 Merlin Mk3 aircraft and will conduct their ground school and synthetic training at CAE’s MSHATF over the next year.

Expansion

-     We announced that a CAE-built 3000 Series AW139 simulator at our Rotorsim joint venture training centre in Sesto Calende, Italy, achieved Level D qualification.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$834.4	897.3	227.3	206.2	198.1	202.8	267.1
Segment operating income		$113.1	142.1	29.4	27.0	28.3	28.4	45.6
Operating margins	%	13.6	15.8	12.9	13.1	14.3	14.0	17.1
Backlog		$2,106.5	2,189.2	2,106.5	2,126.0	2,163.0	2,132.6	2,189.2

The combined military book-to-sales ratio was 0.95x for the quarter and 0.92x on a trailing 12-month basis.

The combined military unfunded backlog7 was $255.9 million at March 31, 2013. [7]

7 Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2013 | 31

Management’s Discussion and Analysis

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $104.8 million in orders this quarter, including:

-     A contract from the U.S. Navy under the foreign military sale program to design and manufacture an MH-60R avionics maintenance trainer/weapons load trainer for the Royal Australian Navy;

-     A contract from Elbit Systems to design and manufacture segments of a suite of Alenia Aermacchi M-346 simulators to support the Israeli Air Force future trainer aircraft program;

-     A contract from the U.S. Navy to perform upgrades on U.S. Navy MH-60S operational flight trainers and weapons tactics trainers to increase training system fidelity as well as maintain concurrency with current aircraft upgrades;

-     A contract option exercised by Lockheed Martin to design and manufacture an additional C-130J weapon systems trainer for the U.S. Air Force as part of the C-130J Maintenance and Aircrew Training System Phase II program;

-     A contract with the U.S. Army Corps of Engineers under the foreign military sales program to construct a training facility for the Kuwait Air Force at Al Mubarak Air Base in Kuwait.

Financial Results
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$561.6	619.2	154.9	140.5	130.8	135.4	195.6
Segment operating income		$77.9	101.2	19.2	18.3	20.9	19.5	34.6
Operating margins	%	13.9	16.3	12.4	13.0	16.0	14.4	17.7
Depreciation and amortization		$15.3	12.0	4.2	3.9	4.1	3.1	3.3
Property, plant and equipment
expenditures		$5.2	10.8	(0.6)	2.3	1.6	1.9	2.4
Intangible assets and other
assets expenditures		$26.1	19.0	6.8	6.4	6.9	6.0	5.8
Capital employed		$315.8	270.4	315.8	324.0	358.1	336.6	270.4
Backlog		$685.0	786.0	685.0	728.9	723.1	755.6	786.0

Revenue up 10% over last quarter and down 21% from the fourth quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue on Asian, Australian and North American programs, partially offset by lower revenue on European programs.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower revenue on North American programs, when compared to the fourth quarter of fiscal 2012, which included programs that were close to completion and a C-130 simulator that was partially manufactured and for which we signed a contract last year, and lower revenue on European programs. The decrease was partially offset by higher revenue on Asian programs.

Revenue was $561.6 million this year, 9% or $57.6 million lower than last year

The decrease in revenue from last year was mainly due to lower revenue on North American and European programs and lower activity from our IES products business. The decrease was partially offset by higher revenue on Asian and Australian programs.

Segment operating income up 5% compared to last quarter and down 45% from the fourth quarter of fiscal 2012

Segment operating income was $19.2 million (12.4% of revenue) this quarter, compared to $18.3 million (13.0% of revenue) last quarter and $34.6 million (17.7% of revenue) in the fourth quarter of fiscal 2012.

The increase over the last quarter was mainly due to higher operating margins on our IES products business, higher volume on Asian programs and lower selling, general and administrative expenses, partially offset by lower volume and operating margins on European programs and higher research and development expenses, net of government spending.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower volume and operating margins on North American and European programs. The decrease was partially offset by lower selling, general and administrative expenses and higher volume on Asian programs.

Segment operating income was $77.9 million this year, 23% or $23.3 million lower than last year

Segment operating income was $77.9 million (13.9% of revenue) this year, compared to $101.2 million (16.3% of revenue) last year.

The decrease in segment operating income from last year was mainly due to lower volume and operating margins on certain North American and European programs, partially offset by the reversal of a contingent liability arising on a business combination, lower selling, general and administrative expenses, higher volume and operating margins on Asian programs and a favourable foreign exchange impact.

Capital employed decreased by $8.2 million from last quarter and increased by $45.4 million over last year

The decrease over last quarter was mainly due to lower non-cash working capital, partially offset by a higher investment in intangible and other assets.

The increase over last year was mainly due to a higher investment in intangible and other assets and higher non-cash working capital.

32 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Backlog down 13% from last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$786.0	$888.7
+ orders	393.7	528.8
- revenue	(561.6)	(619.2)
+ / - adjustments	66.9	(12.3)
Backlog, end of period	$685.0	$786.0

Adjustments in fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 0.68x. The ratio for the last 12 months was 0.70x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $111.1 million in orders this quarter, including:

-     A contract with the North Atlantic Treaty Organization (NATO) to provide maintenance services for the CAE-built E-3A flight deck simulator and flight training device located at the NATO Airbase Geilenkirchen in Germany;

-     Contracts with Lockheed Martin to continue providing a range of maintenance and support services for the U.S. Air Force as part of the C-130J Maintenance and ATS program and C-130 ATS program;

-     A contract to provide maintenance and support services for the CAE-built C-130H training devices operated by the Taiwan Air Force;

-     Contract extensions by the German Armed Forces to continue providing on-site maintenance for flight simulation equipment;

-     A contract with the U.S. Air Force to perform operations and maintenance support for KC-135 Boom Operator Weapon Systems Trainers as part of the KC-135 ATS program.

Financial Results
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$272.8	278.1	72.4	65.7	67.3	67.4	71.5
Segment operating income		$35.2	40.9	10.2	8.7	7.4	8.9	11.0
Operating margins	%	12.9	14.7	14.1	13.2	11.0	13.2	15.4
Depreciation and amortization		$19.7	18.1	6.2	4.7	4.3	4.5	5.2
Property, plant and equipment
expenditures		$15.2	9.2	7.6	4.7	1.6	1.3	1.5
Intangible assets and other
assets expenditures		$2.7	1.7	0.6	0.5	0.8	0.8	1.1
Capital employed		$212.3	181.2	212.3	208.1	186.1	197.1	181.2
Backlog		$1,421.5	1,403.2	1,421.5	1,397.1	1,439.9	1,377.0	1,403.2

Revenue up 10% over last quarter and up 1% over the fourth quarter of fiscal 2012

The increase over last quarter was mainly due to higher revenue on North American programs, higher activity from our helicopter training programs and higher revenue on European programs.

The increase over the fourth quarter of fiscal 2012 was mainly due to higher revenue on North American programs, partially offset by lower activity from our helicopter training programs and our IES services business and lower revenue on European programs.

Revenue was $272.8 million this year, 2% or $5.3 million lower than last year

The decrease in revenue from last year was mainly due to lower activity from our IES services business, lower revenue on European programs and an unfavourable foreign exchange impact on the translation of our European operations, partially offset by higher revenue on North American and Australian programs and higher activity from our helicopter training programs.

Segment operating income up 17% over last quarter and down 7% from the fourth quarter of fiscal 2012

Segment operating income was $10.2 million (14.1% of revenue) this quarter, compared to $8.7 million (13.2% of revenue) last quarter and $11.0 million (15.4% of revenue) in the fourth quarter of fiscal 2012.

CAE Year-End Financial Results 2013 | 33

Management’s Discussion and Analysis

The increase over last quarter was mainly due to higher volume on North American and European programs, partially offset by lower volume and operating margins on our IES services business.

The decrease from the fourth quarter of fiscal 2012 was mainly due to lower activity from our helicopter training programs, lower volume and operating margins on our IES services business and a lower dividend received from a U.K.-based TS/M investment. The decrease was partially offset by higher volume and an improvement in operating margins on North American programs and lower selling, general and administrative expenses.

Segment operating income was $35.2 million this year, 14% or $5.7 million lower than last year

Segment operating income was $35.2  million (12.9% of revenue) this year, compared to $40.9  million (14.7% of revenue) last year.

The decrease was mainly  due to lower volume on European programs, a lower dividend received from a U.K.-based TS/M investment and lower volume and operating margins on our IES services business, partially offset by lower selling, general and administrative expenses and higher volume on North American and Australian programs.

Capital employed increased by $4.2 million over last quarter and by $31.1 million over last year

The increase over last quarter was mainly due to higher property, plant and equipment and lower other liabilities, partially offset by a lower investment in non-cash working capital and lower other assets.

The increase over last year was mainly due to a higher investment in property, plant and equipment and non-cash working capital and lower other liabilities.

Backlog stable compared to last year

(amounts in millions)	FY2013	FY2012
Backlog, beginning of period	$1,403.2	$1,270.0
+ orders	376.7	430.9
- revenue	(272.8)	(278.1)
+ / - adjustments	(85.6)	(19.6)
Backlog, end of period	$1,421.5	$1,403.2

Adjustments in fiscal 2013 are mainly due to the reclassification of equipment procurement from a long-term services contract.

This quarter's book-to-sales ratio was 1.53x. The ratio for the last 12 months was 1.38x.

5.3      New Core Markets segment

FISCAL 2013 EXPANSIONS AND NEW INITIATIVES

CAE Healthcare expansions and new initiatives included the following:

Acquisition

-     We acquired Blue Phantom, a leader in ultrasound simulation, offering training models for more than 20 medical specialties.

New programs and products

-     We jointly announced with Elsevier the new Simulation Learning System for nursing education;

-     We launched the new tablet PC for METIman at the National Association of Emergency Medical Services (EMS) Educators annual symposium in Orlando, U.S.;

-     We launched the EndoVR and LapVR surgical simulators at the American College of Surgeons Clinical Conference in Chicago, U.S.;

-     We launched the new Caesar trauma patient simulator at the Military Health System Research Symposium in Fort Lauderdale, U.S.;

-     We officially launched the VIMEDIX Women’s Health obstetrical ultrasound simulator at the International Meeting on Simulation in Healthcare in Orlando, U.S. The simulator allows to perform the 20-week fetal ultrasound exam;

-     We released Müse 2.0, an upgraded version of our patient simulator interface, with localization in nine languages and the ability to simulate 12-lead monitoring;

-     We launched an updated Program for Nursing Curriculum Integration at the International Nursing Association for Clinical Simulation and Learning in San Antonio, U.S.;

-     We launched our Hospital Services program at the American Nurses Credentialing Center National Magnet Conference in Los Angeles, U.S.

34 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Expansion

-     We expanded our on-site training facility in Mainz, Germany, where we can now offer customer training on patient, surgical and imaging platforms.

CAE Year-End Financial Results 2013 | 35

Management’s Discussion and Analysis

CAE Mining expansions and new initiatives included the following:

New programs and products

-     We released a new software application for controlling ore and waste allocation in open pit mines;

-     We released a major upgrade to our Sirovision 3D photogrammetry system including integrated hardware for underground photography;

-     We released a new software application for modeling the geology of stratigraphic deposits to strengthen our offerings in coal and iron ore and released new software versions of our Fusion geological data management solution and our NPV Scheduler and Maxipit products for strategic planning.

Expansions

-     We announced a strategic partnership with mining operations management technology company Devex. The partnership incorporates exclusive product distribution rights in Canada, India and Russia, and collaboration in other global markets;

-     We expanded our customer support and sales capabilities in Brazil, China, India, Mexico and the U.S.

ORDERS

Major CAE Healthcare sales this quarter included:

-     A centre management system and human patient simulator to a community college in the U.S.;

-     Three patient simulators and three surgical simulators to support a training program in India;

-     Six ultrasound simulators and courseware packages in Australia;

-     A centre management system to a public research university in Canada;

-     Two patient simulators and two ultrasound simulators and courseware packages to support a medical training school in the U.S.;

-     Four patient simulators and one surgical simulator to support a training program in Saudi Arabia;

-     Four patient simulators to a support a training program for the medical assessment and treatment of children in the U.S.

Major CAE Mining sales this quarter included:

-     Our new stratigraphic modeling software to customers in South Africa and Chile;

-     A long term project to implement a complete suite of geological data management, resource modeling, open pit and underground mine planning software to Besra Gold Inc. sites in Vietnam and Malaysia;

-     Geological data management software to a customer in Brazil;

-     Underground mine planning software to China Gold International Resources Corp. Ltd. in China;

-     Underground mine planning software to a customer in Russia.

Financial Results
(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$112.1	83.0	29.0	28.7	28.3	26.1	24.2
Segment operating income (loss)		$6.4	(13.8)	1.8	1.7	2.2	0.7	(1.2)
Operating margins	%	5.7	-	6.2	5.9	7.8	2.7	-
Depreciation and amortization		$11.7	7.0	4.0	3.1	2.2	2.4	2.2
Property, plant and equipment
expenditures		$3.1	2.8	0.7	0.7	0.8	0.9	1.0
Intangible assets and other
assets expenditures		$9.5	5.7	2.5	2.1	2.3	2.6	2.7
Capital employed		$199.2	179.3	199.2	198.6	177.6	181.9	179.3

Revenue stable compared to last quarter and up 20% over the fourth quarter of fiscal 2012

Revenue was stable compared to last quarter. Higher revenue from CAE Healthcare resulting from the integration of Blue Phantom, acquired in November 2012, was offset by lower revenue from CAE Mining.

The increase over the fourth quarter of fiscal 2012 was mainly due to higher revenue from CAE Healthcare, as a result of higher centre management system sales and the integration of Blue Phantom, and higher revenue from CAE Mining.

Revenue was $112.1 million this year, 35% or $29.1 million higher than last year

The increase was mainly due to higher revenue from CAE Healthcare, resulting primarily from the integration of METI, acquired in August 2011, and from growth achieved through the expansion of our product portfolio and market position, and higher revenue from CAE Mining.

Segment operating income up 6% compared to last quarter and up over a segment operating loss in the fourth quarter of fiscal 2012

Segment operating income was $1.8 million (6.2% of revenue) this quarter, compared to $1.7 million (5.9% of revenue) last quarter and a segment operating loss of $1.2 million in the fourth quarter of fiscal 2012.

The increase in segment operating income over the last quarter was mainly due to higher operating margins from CAE Mining.

36 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

The increase in segment operating income over the fourth quarter of fiscal 2012 was mainly due to higher operating margins in both CAE Mining and CAE Healthcare and to the integration of Blue Phantom. The increase was partially offset by a net benefit of $1.7 million recognized in the fourth quarter of fiscal 2012, from the reversal of provisions for contingent consideration of past acquisitions.

Segment operating income was $6.4 million this year, $20.2 million higher than last year

Segment operating income  was $6.4  million (5.7% of revenue) this year, compared to a segment operating loss of $13.8  million last year.

The increase was mainly due to the integration of acquisitions, METI and Blue Phantom and the inclusion, in the second quarter of fiscal 2012, of $8.4 million of charges related to the acquisition and integration of METI, as well as increased revenue and higher operating margins in CAE Healthcare and CAE Mining.

Capital employed increased by $0.6 million over last quarter and by $19.9 million over last year

The increase over last quarter was mainly due to higher intangible assets, partially offset by lower non-cash working capital.

The increase over last year was mainly due to higher intangible assets resulting primarily from the acquisition of Blue Phantom.

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-     Cash generated from operations, including timing of milestone payments and management of working capital;

-     Capital expenditure requirements;

-     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. [8]

6.1    Consolidated cash movements

(amounts in millions)	FY2013	FY2012	Q4-2013	Q3-2013	Q4-2012
Cash provided by operating activities*	$265.8	$305.6	$81.0	$58.5	$97.8
Changes in non-cash working capital	(61.7)	(71.7)	47.3	45.9	24.3
Net cash provided by operating activities	$204.1	$233.9	$128.3	$104.4	$122.1
Maintenance capital expenditures[8]	(34.6)	(48.9)	(2.9)	(8.9)	(8.3)
Other assets	(22.4)	(12.3)	(7.7)	(3.6)	(4.8)
Proceeds from the disposal of property, plant
and equipment	8.9	34.4	1.1	7.8	6.1
Dividends paid	(37.1)	(33.4)	(10.2)	(9.0)	(8.4)
Free cash flow [8]	$118.9	$173.7	$108.6	$90.7	$106.7
Growth capital expenditures [8]	(121.2)	(116.8)	(29.5)	(24.0)	(36.1)
Capitalized development costs	(49.6)	(42.8)	(12.6)	(13.0)	(12.8)
Other cash movements, net	3.0	3.7	1.4	1.1	2.6
Business combinations, net of cash and cash
equivalents acquired	(285.3)	(126.0)	(0.7)	(20.2)	0.1
Joint ventures, net of cash and cash
equivalents acquired	(0.7)	(27.6)	(0.7)	-	-
Effect of foreign exchange rate changes on
cash and cash equivalents	-	1.5	0.3	3.9	-
Net (decrease) increase in cash before
proceeds and repayment of long-term debt	$(334.9)	$(134.3)	$66.8	$38.5	$60.5
* before changes in non-cash working capital

8 Non-GAAP and other financial measures (see Section 3.6).

CAE Year-End Financial Results 2013 | 37

Management’s Discussion and Analysis

Free cash flow was $108.6 million for the quarter

Free cash flow was $17.9  million higher than last quarter and $1.9  million higher  than the fourth quarter of fiscal 2012.  Similar to prior years, our free cash flow is at its highest in the last two quarters and at its lowest during the first two quarters of the fiscal year. This trend is expected to continue in fiscal 2014.

Free cash flow was higher compared to last quarter mainly due to an increase in cash provided by operating activities, partially offset by lower proceeds from the disposal of property, plant and equipment.

The increase compared to the fourth quarter of fiscal 2012  was mainly due to favourable  changes  in non-cash working capital and lower maintenance capital expenditures, partially offset by less cash provided by operating activities, lower proceeds from the disposal of property, plant and equipment and higher other asset expenditures.

Free cash flow was $118.9 million this year

Free cash flow decreased $54.8 million, or 32%, compared to last year.

The decrease in free cash flow was mainly due to less  cash provided by operating activities and lower proceeds from the disposal of property, plant and equipment.

Capital expenditures were $32.4 million this quarter and $155.8 million for the year

Growth capital expenditures were $29.5 million this quarter and $121.2 million for the year. We continue to selectively expand our training network to address additional market share and in response to the training demands of our customers. Maintenance capital expenditures were $2.9 million this quarter and $34.6 million for the year.

Business combinations, net of cash and cash equivalents acquired, of $285.3 million for the year

The cash movement resulting from business combinations, net of cash and cash equivalents acquired was mainly due to the acquisition of OAA and Blue Phantom during the year.

6.2      Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2013 was US$550.0 million (2012 – US$450.0 million) with an option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was an equivalent of US$68.6 million drawn under the facilities as at March 31, 2013 (2012 – US$13.3million) and US$121.6 million was used for letters of credit (2012 – US$123.7 million). The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. Effective June 29, 2012, we amended our revolving unsecured term credit facilities to extend the maturity date from April 2015 to April 2017, and to increase the available facility amount from US$450.0 million to US$550.0 million at more favourable terms.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$150.0 million. This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2013, the total outstanding for all these instruments translated into Canadian dollars, was $62.6 million
(2012 – $70.1 million).

We have a facility of €30.0 million with a European bank for the issuance of bank guarantees and letters of credit. The amount used principally in support of our European military operations, translated into Canadian dollars, was approximately $9.6 million
(2012 – $26.4 million).

We are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. As at March 31, 2013, we sold $88.6 million of accounts receivable (2012 – $81.5 million) and $3.1 million of contracts in progress (2012 – $54.2 million).

In May 2012, we signed a senior unsecured credit facility with a term of two years and used $304.1 million to finance the acquisition of OAA. The facility bore floating interest rates based on bankers’ acceptance rates or Euribor plus a spread. As at December 31, 2012, the facility was fully repaid with proceeds of the senior unsecured notes issued in December 2012.

38 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

In December 2012, pursuant to a private placement, we issued senior unsecured notes of $348.9 million ($125.0 million and US$225.0 million). Of this amount, $50.0 million bears floating interest rates based on bankers’ acceptance rates plus a spread. The remaining $298.9 million ($75.0 million and US$225.0 million) bear interest at rates ranging from 3.6% to 4.2%. The notes hold maturity dates ranging from December 2019 to December 2027. Of the total proceeds, $209.1 million was used to repay the outstanding balance of the senior unsecured credit facility undertaken in May 2012, with the balance of proceeds used to pay down a portion of the outstanding balance under the revolving unsecured term credit facility.

CAE Year-End Financial Results 2013 | 39

Management’s Discussion and Analysis

During fiscal 2013, we exercised repurchase options in the amounts of US$6.9 million and €1.6 million for two simulators previously accounted for as finance leases, resulting in a reduction in our obligations under finance leases.

We have certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2013, we are compliant with all our financial covenants, except for Hatsoff Helicopter Training Private Limited (Hatsoff), a joint venture in India between CAE and Hindustan Aeronautics Limited, which is in breach of certain covenants and has defaulted on a portion of an interest payment in the amount of US$1.4 million on its debt. As at March 31, 2013, the portion of the non-recourse debt outstanding attributable to our equity stake is $20.8 million and has been reclassified as current on our consolidated statement of financial position. Hatsoff management is in discussion with the financial institution for resolution of the breach and default.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:
	As at March 31	As at March 31
(amounts in millions)	2013	2012
Total long-term debt	$1,210.0	$821.6
Less:
Current portion of long-term debt	86.1	113.6
Current portion of finance leases	26.9	22.4
Long-term portion of long-term debt	$1,097.0	$685.6

6.3      Government cost-sharing

We have signed agreements with various governments whereby the latter share in the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling and simulation, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications, as well as for the new markets of simulation-based training in healthcare and mining.

During fiscal 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our modeling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries (refer to Note 1 and Note 13 of our consolidated financial statements).

During fiscal 2010, we announced that we will invest up to $274 million in Project New Core Markets, an R&D program extending over seven years. The aim is to leverage our modeling, simulation and training services expertise into the new markets of healthcare and mining. The Québec government agreed to participate up to $100 million in contributions related to costs incurred before the end of fiscal 2016.

You will find more details in Note 14 of our consolidated financial statements.

40 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

6.4      Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures, notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2013 (amounts in millions)	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt (excluding interest)	$87.5	$39.6	$91.2	$96.0	$43.5	$715.9	$1,073.7
Finance leases (excluding interest)	26.9	22.2	14.6	8.7	8.7	61.4	142.5
Operating leases	56.7	42.7	37.6	34.7	28.9	89.0	289.6
Purchase obligations	12.5	12.5	-	-	-	-	25.0
	$183.6	$117.0	$143.4	$139.4	$81.1	$866.3	$1,530.8

CAE Year-End Financial Results 2013 | 41

Management’s Discussion and Analysis

We also had total availability under the committed credit facilities of US$359.8 million as at March 31, 2013 compared to US$313.0 million at March 31, 2012.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2013, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.     CONSOLIDATED FINANCIAL POSITION

7.1   Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2013	2012
Use of capital:
Current assets	$1,333.8	$1,148.1
Less: cash and cash equivalents	(293.2)	(287.3)
Current liabilities	(1,002.8)	(883.4)
Less: current portion of long-term debt	113.0	136.0
Non-cash working capital[9]	$150.8	$113.4
Property, plant and equipment	1,498.6	1,293.7
Other long-term assets	1,046.3	741.9
Other long-term liabilities	(644.4)	(572.5)
Total capital employed	$2,051.3	$1,576.5
Source of capital:
Current portion of long-term debt	$113.0	$136.0
Long-term debt	1,097.0	685.6
Less: cash and cash equivalents	(293.2)	(287.3)
Net debt[9]	$916.8	$534.3
Equity attributable to equity holders of the Company	1,102.7	1,021.9
Non-controlling interests	31.8	20.3
Source of capital	$2,051.3	$1,576.5

Capital employed increased $474.8 million, or 30%, over last year

The increase was mainly due to higher intangible assets as a result of the acquisition of OAA and Blue Phantom and increases in property, plant and equipment. The increase was partially offset by an increase in other long-term liabilities.

Our return on capital employed9 (ROCE) was 9.9% this year compared to 15.0% for last year. The decrease was mainly due to lower net earnings due to restructuring, integration and acquisition costs incurred in the year and higher capital employed from the acquisition of OAA.

Non-cash working capital increased by $37.4 million [9]

9 Non-GAAP and other financial measures (see Section 3.6).

42 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

The increase was mainly due to higher accounts receivable, income taxes recoverable and inventories, partially offset by an increase in accounts payable and accrued liabilities and provisions.

Net property, plant and equipment up $204.9 million

The increase was mainly due to $155.8 million of capital expenditures and $151.0 million related to the acquisition of OAA, partially offset by depreciation of $107.6 million.

CAE Year-End Financial Results 2013 | 43

Management’s Discussion and Analysis

Other long-term assets up $304.4 million

The increase was mainly due to higher intangible assets resulting from the acquisition of OAA of $213.7 million and Blue Phantom of $19.7 million.

Net debt higher than last year

The increase was mainly due to the issuance of senior unsecured notes of $125.0 million and US$225.0 million by way of a private placement during the year.

Change in net debt

(amounts in millions)	FY2013	FY2012
Net debt, beginning of period	$534.3	$383.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	334.9	134.3
Effect of foreign exchange rate changes on long-term debt	12.7	7.8
Other	34.9	8.4
Increase in net debt during the period	$382.5	$150.5
Net debt, end of period	$916.8	$534.3

Adjusted net debt10 higher than last year [10]

The increase was mainly due to a higher net debt resulting from the issuance of senior unsecured notes of $125.0 million and US$225.0 million by way of a private placement mostly to finance the acquisitions of OAA and Blue Phantom during the year.

Adjusted net debt
	As at March 31	As at March 31
(amounts in millions)	2013	2012
Current portion of long-term debt	$113.0	$136.0
Long-term debt	1,097.0	685.6
Less: Cash and cash equivalents	(293.2)	(287.3)
Less: Obligations under finance leases	(142.5)	(142.9)
Adjusted net debt	$774.3	$391.4

Total equity increased by $92.3 million this year

The increase in equity was mainly due to net earnings of $142.4 million, partially offset by dividends of $37.1 million and a defined benefit plan actuarial loss adjustment of $22.5 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 259,979,059 common shares issued and outstanding as at March 31, 2013 with total share capital of $471.7 million.

As at April 30, 2013, we had a total of 259,979,059 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.04 per share in the first quarter and $0.05 per share for each of the other quarters of fiscal 2013. These dividends were eligible under the Income Tax Act (Canada)  and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $52.0 million in fiscal 2014 based on our current dividend policy and the number of common shares outstanding as at March 31, 2013.

10 Non-GAAP and other financial measures (see Section 3.6).

44 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Guarantees

We issued letters of credit and performance guarantees for $113.2 million in the normal course of business this year which are not recognized in the consolidated statement of financial position, compared to $127.7 million last fiscal year. The amount was lower this year due to a decrease in advance payment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $8.1 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. Contributions necessary to fund our pension obligations have been increasing mainly as a result of modest long-term bond returns, market performance and a change in the mortality assumptions used.

7.2      Off balance sheet arrangements

Although most of our sale and leaseback transactions entered into as part of our TS/C operations are classified as finance leases and their obligations are included in the consolidated statement of financial position, certain sale and leaseback transactions are classified as operating leases and are off balance sheet obligations.

Most of our current off balance sheet obligations are from obligations related to operating leases from:

-     The operation of a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation training services. The operating lease commitments are between the operating company, which has the service agreement with the U.K. Ministry of Defence, and the asset company, which owns the assets. These leases are non-recourse to us;

-     Certain buildings that are leased throughout our training network and production facilities in the normal course of business;

-     Certain FFSs that are leased throughout our training network in the normal course of business.

You can find more details about operating lease commitments in Note 28 to the consolidated financial statements.

In the normal course of business, we are involved in a program in which we sell undivided interests in certain of our accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for amounts up to $150.0 million without recourse to CAE. We continue to act as a collection agent. These transactions are accounted for when we have considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. Certain contracts in progress assets sold through the program are not eligible for de-recognition and the cash consideration received for these assets is classified in the current portion of long-term debt. As at March 31, 2013, $88.6 million (2012 – $81.5 million) and $3.1 million
(2012 – $54.2 million) of specific accounts receivable and contracts in progress assets respectively were sold to financial institutions pursuant to these agreements.

7.3      Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our share-based payments costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Classification of financial instruments

We have made the following classifications for our financial instruments:

CAE Year-End Financial Results 2013 | 45

Management’s Discussion and Analysis

-     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as fair value through profit and loss (FVTPL);

-     Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term, which are classified as FVTPL;

-     A portfolio investment is classified as available-for-sale;

-     Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations, are classified as other financial liabilities, all of which are measured at amortized cost using the effective interest rate method.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

46 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

We used the following assumptions and valuation methodologies to estimate the fair value of financial instruments:

-     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

-     The fair value of finance lease obligations are estimated using the discounted cash flow method;

-     The fair value of long-term debt, non-current obligations and non-current receivables, including advances, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

-     The fair value of derivative instruments, including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract, are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for CAE’s and the counterparty’s credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

-     The fair value of the available-for-sale investment which does not have a readily available market value, but for which fair value can be reliably measured, is estimated using a discounted cash flow model which includes some assumptions that are not supportable by observable market prices or rates.

A description of the fair value hierarchy is discussed in Note 30 of our consolidated financial statements.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters approved by the board of directors. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position.

Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract. We may enter into freestanding derivative instruments which are not eligible for hedge accounting, to offset the foreign exchange exposure of embedded foreign currency derivatives. In such circumstances, both derivatives are carried at fair value at each statement of financial position date with the change in fair value recorded in consolidated net income.

Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non‑derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets.

Credit risks arising from our normal commercial activities are managed in regards to customer credit risk. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivables (see Note 5 of the consolidated financial statements). When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in income.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable and contracts in progress assets to third-party financial institutions for cash consideration on a non‑recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with a diverse group of major North American and European financial institutions.

CAE Year-End Financial Results 2013 | 47

Management’s Discussion and Analysis

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality (mainly A‑rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA)  Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to apply full netting when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 5 and Note 30 of the consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility of US$550.0 million, with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, we have agreements to sell certain of our accounts receivable and contracts in progress assets for an amount of up to $150.0 million (current financial assets program). We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as exposure on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital elements denominated in currencies other than their functional currencies.

We also mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain financial position items. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the U.S. dollar, euro and British pound currency against the Canadian dollar as at March 31, 2013, and assuming all other variables remained constant, the pre-tax effects on net income would have been a negative net adjustment of $1.3 million (2012 – negative net adjustment of $1.0 million) and a negative net adjustment of $24.9 million (2012 – negative net adjustment of $24.5 million) on other comprehensive income (OCI). A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through our revolving unsecured term credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 81% fixed-rate and 19% floating-rate at the end of this year (2012 – 77% fixed rate and 23% floating rate).

48 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on net income and OCI.

Interest rate risk sensitivity analysis

In fiscal 2013 and fiscal 2012, a 1% increase/decrease in interest rates would not have a significant impact on our net income and OCI assuming all other variables remained constant.

Share-based payments cost

We have entered into equity swap agreements with a major Canadian financial institution to reduce our cash and income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU) and Long-Term Incentive Deferred Share Unit (LTI-DSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset quarterly. As at March 31, 2013, the equity swap agreements covered 2,706,816 of our common shares (2012 – 2,500,000).

Hedge of net investments in foreign operations

As at March 31, 2013, we have designated a portion of our senior notes totalling US$417.8 million (2012 – US$192.8 million) and a portion of the sale lease back obligation totalling US$17.9 million (2012 – US$19.7 million) as a hedge of net investments in foreign operations. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of foreign operations.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 30 of the consolidated financial statements for the classification of financial instruments.

8.     Business combinations

Fiscal 2013 acquisitions

During fiscal 2013, we entered into two business combination transactions for a total purchase consideration of $304.0 million.

An amount of $6.0 million of acquisition-related costs was included in restructuring, integration and acquisition costs in the consolidated income statement for the year ended March 31, 2013.

Oxford Aviation Academy Luxembourg S.à r.l.

In May 2012, we acquired 100% of the shares of Oxford Aviation Academy Luxembourg S.à r.l. (OAA), a provider of aviation training and crew sourcing services. This acquisition strengthens our leadership and global reach in civil aviation training by increasing our training centre footprint, growing our flight academy network and extending our portfolio aviation training solutions and aircraft crew sourcing services.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $71.3 million (including trade names and customer relationships) and goodwill is $142.4 million. The goodwill arising from the acquisition of OAA is attributable to the advantages gained, which include:

-       Synergies from combining our operations and OAA’s operations;

-       Broadening of our portfolio by extending into pilot and maintenance crew sourcing via Parc Aviation;

-       An experienced workforce with subject matter expertise.

The fair value of the acquired accounts receivable was $28.2 million. Gross contractual amounts receivable amount to $29.6 million, of which $1.4 million has been provisioned in the allowance for doubtful accounts.

CAE Year-End Financial Results 2013 | 49

Management’s Discussion and Analysis

The revenue and segment operating income included in the consolidated income statement from OAA since the acquisition date is $245.1 million and $12.7 million respectively. Had OAA been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income from OAA of $39.0 million and $0.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

50 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Advanced Medical Technologies, LLC (Blue PhantomTM)

In November 2012, we acquired Advanced Medical Technologies, LLC (Blue Phantom) which specializes in the design, development and sales of hands-on training models for ultrasound simulation training. This acquisition enables us to expand our healthcare simulation business by integrating tissue-based simulation into our product offerings as well as enhancing our human patient simulators and our line of computer based ultrasound simulators.

The determination of the fair value for the above acquisition of the net identifiable assets acquired and liabilities assumed is included in the following table. The fair value of the acquired identifiable intangible assets is $10.0 million (including trade name, technology, intellectual property and customer relationships) and goodwill is $9.7 million. The goodwill arising from the acquisition of Blue Phantom is attributable to the advantages gained, which include:

-       Expansion of our healthcare product line by integrating tissue-based simulation into our product offerings;

-       Projected future growth of the Blue Phantom product line.

The fair value and the gross contractual amounts of the acquired accounts receivable was $1.1 million.

The revenue and segment operating income included in the consolidated income statement from Blue Phantom since the acquisition date is $2.1 million and $1.4 million respectively. Had Blue Phantom been consolidated from April 1, 2012, the consolidated income statement would have shown additional revenue and segment operating income of $4.2 million and $2.9 million respectively. These pro-forma amounts are estimated based on the operations of the acquired business prior to the business combination by CAE. The amounts are provided as supplemental information and are not indicative of our future performance.

Other

Adjustments to the determination of net identifiable assets acquired and liabilities assumed for fiscal 2012 acquisitions was also completed during the period which included a net decrease to goodwill of $2.3 million and a net increase to intangible assets of
$2.8 million.

Net assets acquired and liabilities assumed arising from the acquisitions are as follows:

As at March 31			Total	Total
(amounts in millions)	OAA	Other	2013	2012
Current assets (1)	$35.9	$1.1	$37.0	$17.8
Current liabilities	(90.4)	(0.1)	(90.5)	(19.7)
Property, plant and equipment	151.0	0.1	151.1	3.3
Other assets	-	-	-	20.6
Intangible assets	71.3	10.0	81.3	39.7
Goodwill (2)	142.4	9.7	152.1	99.1
Deferred income taxes	(7.5)	-	(7.5)	(8.1)
Long-term debt	(16.1)	-	(16.1)	-
Non-current liabilities	(18.1)	-	(18.1)	(26.1)
Fair value of the net assets acquired, excluding cash position
at acquisition	$268.5	$20.8	$289.3	$126.6
Cash and cash equivalents in subsidiary acquired	14.6	0.1	14.7	4.8
Total purchase consideration (3)	$283.1	$20.9	$304.0	$131.4
Purchase price payable	(3.8)	(0.9)	(4.7)	(0.3)
Other	-	-	-	(0.3)
Total purchase consideration settled in cash	$279.3	$20.0	$299.3	$130.8
Additional consideration related to previous fiscal year's acquisitions	-	0.7	0.7	-
Total cash consideration	$279.3	$20.7	$300.0	$130.8

(1) Excluding cash on hand
(2) The goodwill includes $9.7 million that is deductible for tax purposes.
(3) Total purchase consideration in relation to OAA acquisition includes an amount of $279.3 million paid to former OAA shareholders to repay debt.

The net assets, including goodwill, of OAA are included in the Training & Services/Civil segment. The net assets, including goodwill, of Blue Phantom are included in the New Core Markets segment.

CAE Year-End Financial Results 2013 | 51

Management’s Discussion and Analysis

9.       BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1      Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets. New entrants have emerged in recent years and the competitive environment has intensified as aerospace and defence companies position themselves to try to take greater market share by consolidating existing civil simulation companies and by developing their own internal capabilities. Most recently, Lockheed Martin and L-3 Communications have both acquired commercial aircraft simulator competitors. Most of our competitors in the simulation and training markets are also involved in other large segments of the aerospace and defence complex beyond simulation and training. As such, several of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with, or are important suppliers to, aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. In particular, we face competition from Boeing, which has pricing and other competitive advantages over us. Boeing has a licencing model for Boeing civil aircraft simulators which includes a requirement for simulator manufacturers and service training operators to pay Boeing a royalty to manufacture, update or upgrade a simulator, and to provide training services on Boeing simulators.

Certain OEMs have expressed interest in deepening their services offered to their customers for training services. OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. Some OEMs may be in a position to demand licence royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being a simulator manufacturer, sometimes being able to replicate aircraft without data, parts and equipment packages from an OEM, and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for some OEMs. We work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, and or government austerity generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending

A significant portion of our revenue comes from sales to military customers around the world. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. When countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings. We have experienced the impact of lower military spending over the past year in some countries, such as Germany, and this has affected our revenue and profitability. We are also experiencing longer and delayed procurement processes in mature markets, such as the U.S., Canada and Europe, which impacts the timing of contract awards and results in delayed recognition of revenue.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

52 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel-efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity not economically viable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2      Risks relating to the Company

Product evolution

The civil aviation and military markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial support of governments, including the Government of Québec through Investissements Québec (IQ) and the Government of Canada through SADI. We may not, in the future, be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits on eligible R&D activities that we undertake in Canada from the federal government and investment tax credits on eligible R&D activities that we undertake in Québec from the provincial government. The credits we receive are based on federal and provincial legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

CAE Year-End Financial Results 2013 | 53

Management’s Discussion and Analysis

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, sub-contractors and other sources. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture a simulator based on an OEM’s aircraft.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Certain markets in which we operate, including without limitation the healthcare market, are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products may be constrained by third party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Labour relations

Approximately 550 of our employees are represented by a union and are covered by a collective bargaining agreement which will be up for renewal in the first quarter of fiscal 2014. Renegotiations of the collective bargaining agreement could result in work disruptions including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing operations in Canada, which could have a negative impact on our simulation product segments and could adversely affect service to our customers and our financial performance.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-     Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

54 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

-     Our pilot provisioning;

-     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

CAE Year-End Financial Results 2013 | 55

Management’s Discussion and Analysis

Our ability to penetrate new markets

We are attempting to leverage our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the new markets of simulation-based training in healthcare and mining.

As we enter these new markets, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating new markets is inherently more difficult than managing within our already established core markets. The risks associated with entering new markets are greater; however, we believe there is potential for the Company to develop material revenues in these new business areas over the long term.

Enterprise resource planning (ERP)

We have achieved an important milestone in fiscal 2013 with the successful implementation of the Canadian manufacturing portion of the planned ERP deployment. As we continue deploying the ERP system, if the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Reliance on technology

We depend on information technology networks and systems to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. In addition, our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. An information technology system failure or breach of data security could disrupt our operations, cause the loss of business information, compromise confidential information, require significant management attention and resources and could have a material adverse effect on our operations, reputation and financial performance. We have in place security controls, policy enforcement mechanisms and monitoring systems in order to address potential threats.

9.3      Risks relating to the market

Foreign exchange

Our operations are global with nearly 90% of our revenue generated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is divided approximately one-third in each of the U.S, Europe and the rest of the world.

Our Canadian operations generate approximately 34% of our revenues with a large portion of our operating costs in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities do not entirely mitigate foreign exchange risk and provide only short-term offsetting benefits.

Business conducted through our foreign operations, mainly Military and Civil training and services, are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, we face unhedged currency translation exposure with these operations since we consolidate results in Canadian dollars for financial reporting purposes. Devaluation of foreign currencies against the Canadian dollar, for example volatility in the Euro currency as a result of European economic austerity measures and credit market conditions, would have a negative translation impact.

Availability of capital

Our main credit facility, which was refinanced in June 2012, is scheduled for renewal in April 2017. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same duration and on similar terms as were previously available.

We also have various debt facilities with maturities until March 2036. We cannot determine at this time whether these facilities will be refinanced at the same cost, for the same durations and on similar terms as were previously available.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. Our latest pension funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

56 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Doing business in foreign countries

We have operations in approximately 30 countries and sell our products and services to customers around the world. Sales to customers outside North America made up approximately 60% of revenue in fiscal 2013. We expect sales outside North America to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

-    Change in laws and regulations;

-    Tariffs, embargoes, controls and other restrictions;

-    General changes in economic and geopolitical conditions;

-    Complexity and risks of using foreign representatives and consultants.

10.    RELATED PARTY TRANSACTIONS

A list of principal investments which significantly impact our results or assets is presented in Note 33 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Accounts receivable	$12.4	$23.4
Contracts in progress: assets	20.8	18.1
Other assets	9.4	10.0
Accounts payable and accrued liabilities	12.6	5.4
Contracts in progress: liabilities	4.8	6.2

The following table presents our transactions with joint ventures that are attributable to the interest of the other venturers specifically:

(amounts in millions)	2013	2012
Revenue from products and services	$63.3	$57.6
Purchases of products and services, and other	6.0	6.7
Other income transactions	0.5	9.8

Other assets include an obligation under finance leases from a related party maturing in October 2022 and carrying an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at March 31, 2013 (2012 –  nil).

In addition, during fiscal 2013, transactions amounting to $4.3 million (2012 –  $2.1 million) were made, at normal market prices, with organizations of which some of our directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2013	2012
Salaries and other short-term employee benefits	$4.0	$4.9
Post-employment benefits	2.0	1.3
Termination benefits	-	1.5
Share-based payments	2.4	2.5
	$8.4	$10.2

CAE Year-End Financial Results 2013 | 57

Management’s Discussion and Analysis

11.    changes in accounting POLICIES

11.1     New and amended standard adopted – fiscal 2013

Financial instruments

In October 2010, the International Accounting Standards Board (IASB) amended IFRS 7, Financial Instruments: Disclosures. IFRS 7 was amended to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. If a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period, the amendment also requires disclosure of supplementary information. These amendments are effective for annual periods beginning on or after July 1, 2011. We adopted these amendments during fiscal 2013. We sell certain of our accounts receivable and contracts in progress: assets through our current financial asset program. These transferred financial assets are derecognized in their entirety as we do not retain continuing managerial involvement. Therefore, the amendments to IFRS 7 did not impact our disclosure.

11.2     New standards not yet adopted

Joint arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting for joint arrangements by requiring the equity method to account for interest in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. We currently use proportionate consolidation to account for interests in joint ventures, but will apply the equity method under IFRS 11 beginning April 1st, 2013.

Under the equity method, our share of net assets, net income and OCI of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively. We assessed that the classification of our joint arrangements will remain the same upon adoption of IFRS 11. When making this assessment, we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefit. IAS 19 was amended to require the calculation of a net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation and to expand the disclosure requirements. These amendments are effective for years beginning on or after January 1, 2013. As a result we will determine a net interest income (expense) on the net defined benefit asset (liability) which will be presented as part of the finance expense or income. The net interest on the defined benefit obligation liability or asset will replace the interest cost on the defined benefit obligation and the expected return on plan assets.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1st, 2013. We assessed that the adoption of IFRS 10 on April 1st, 2013 will not result in any change in the consolidation status of our subsidiaries.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The new disclosures pursuant to IFRS 12 will be included in our consolidated financial statements in fiscal 2014.

58 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The standard is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial statement presentation

In June 2011, the IASB amended IAS 1, Financial Statement Presentation, to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to income in the future. The amendments are effective for annual periods beginning on or after July 1, 2012. The new OCI requirements will be presented in our consolidated other comprehensive income statement in fiscal 2014.

Property, plant and equipment

In the 2011 Annual Improvements, the IASB amended IAS 16, Property, Plant and Equipment, to clarify when certain assets are property, plant and equipment or inventory. This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The 2011 annual improvement amendment removes the requirement for spare parts and servicing equipment used only in connection with an item of property, plant and equipment to be classified as property, plant and equipment. This annual improvement is effective for annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial instruments

In November 2009, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. It addresses classification and measurement of financial assets and liabilities. IFRS 9 replaces the multiple category and measurement models of IAS 39 for debt instruments with a new mixed measurement model having two categories: amortized cost and fair value through profit or loss. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, the portion of the changes in fair value related to our own credit risk must be presented in OCI rather than in income. IFRS 9 is effective for annual periods beginning on or after
January 1, 2015, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

The following tables summarize the adjustments to our consolidated statement of financial position as at April 1, 2012 and
March 31, 2013, our consolidated statements of net income, comprehensive income and cash flows for the year end March 31, 2013 as a result of the future changes in accounting policies applicable in fiscal 2014:

CAE Year-End Financial Results 2013 | 59

Management’s Discussion and Analysis

Summary reconciliation of financial position

		IFRS 11	IAS 19	March 31, 2013		IFRS 11	IAS 19	April 1, 2012
(amounts in millions)	March 31, 2013	Adjustment	Adjustment	Amended	April 1, 2012	Adjustment	Adjustment	Amended
Assets
Cash and cash equivalents	$293.2	$(33.2)	$-	$260.0	$287.3	$(32.6)	$-	$254.7
Total current assets, excluding
cash and cash equivalent	1,040.6	7.0	-	1,047.6	860.8	0.1	-	860.9
Property, plant and equipment	1,498.6	(355.8)	-	1,142.8	1,293.7	(300.5)	-	993.2
Investment in equity
accounted investees	-	196.9	-	196.9	-	172.9	-	172.9
Other non-current assets	1,046.3	(2.3)	-	1,044.0	741.9	5.3	-	747.2
Total assets	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9
Liabilities and equity
Total current liabilities	$1,002.8	$(96.4)	$-	$906.4	$883.4	$(57.6)	$-	$825.8
Provisions	8.3	(0.4)	-	7.9	6.0	(0.5)	-	5.5
Long-term debt	1,097.0	(94.2)	-	1,002.8	685.6	(97.2)	-	588.4
Royalty obligations	160.6	-	-	160.6	161.6	-	-	161.6
Employee benefits obligations	136.1	-	-	136.1	114.2	-	0.1	114.3
Other non-current liabilities	339.4	(8.3)	-	331.1	290.7	(8.8)	-	281.9
Total liabilities	$2,744.2	$(199.3)	$-	$2,544.9	$2,141.5	$(164.1)	$0.1	$1,977.5
Equity
Share capital	$471.7	$-	$-	$471.7	$454.5	$-	$-	$454.5
Contributed surplus	21.9	-	-	21.9	19.2	-	-	19.2
Accumulated other
comprehensive loss	(16.6)	4.6	-	(12.0)	(9.8)	3.8	-	(6.0)
Retained earnings	625.7	7.3	-	633.0	558.0	5.5	(0.1)	563.4
Equity attributable to equity
holders of the Company	$1,102.7	$11.9	$-	$1,114.6	$1,021.9	$9.3	$(0.1)	$1,031.1
Non-controlling interests	31.8	-	-	31.8	20.3	-	-	20.3
Total equity	$1,134.5	$11.9	$-	$1,146.4	$1,042.2	$9.3	$(0.1)	$1,051.4
Total liabilities and equity	$3,878.7	$(187.4)	$-	$3,691.3	$3,183.7	$(154.8)	$-	$3,028.9

60 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Reconciliation of net income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions, except per share amounts)	reported	Adjustment	Adjustment	Amended
Revenue	$2,104.5	$(69.3)	$-	$2,035.2
Cost of sales	1,482.8	(31.8)	(0.6)	1,450.4
Gross profit	$621.7	$(37.5)	$0.6	$584.8
Research and development expenses	60.6	(0.5)	-	60.1
Selling, general and administrative expenses	269.9	(5.6)	0.2	264.5
Other gains – net	(23.4)	1.0	-	(22.4)
After tax share in profit of equity accounted investees	-	(20.1)	-	(20.1)
Restructuring, integration and acquisition costs	68.9	(0.2)	-	68.7
Operating profit	$245.7	$(12.1)	$0.4	$234.0
Finance income	(7.3)	(2.1)	-	(9.4)
Finance expense	75.5	(6.1)	5.1	74.5
Finance expense – net	$68.2	$(8.2)	$5.1	$65.1
Earnings before income taxes	$177.5	$(3.9)	$(4.7)	$168.9
Income tax expense	35.1	(5.7)	(1.2)	28.2
Net income	$142.4	$1.8	$(3.5)	$140.7
Attributable to:
Equity holders of the Company	$139.4	$1.8	$(3.5)	$137.7
Non-controlling interests	3.0	-	-	3.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.54	$-	$(0.01)	$0.53
Weighted average number of
shares outstanding (basic)	259.0	-	-	259.0
Weighted average number of
shares outstanding (diluted)	259.4	-	-	259.4

Summary reconciliation of comprehensive income

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Net income	$142.4	$1.8	$(3.5)	$140.7
Foreign currency translation	$2.5	$-	$-	$2.5
Net changes in cash flow hedge	(9.2)	0.8	-	(8.4)
Defined benefit plan actuarial losses	(22.5)	-	3.6	(18.9)
Other comprehensive loss	$(29.2)	$0.8	$3.6	$(24.8)
Total comprehensive income	$113.2	$2.6	$0.1	$115.9
Attributable to:
Equity holders of the Company	$110.1	$2.6	$0.1	$112.8
Non-controlling interests	3.1	-	-	3.1
	$113.2	$2.6	$0.1	$115.9

Summary reconciliation of statement of cash flows

Year ended March 31, 2013	As currently	IFRS 11	IAS 19
(amounts in millions)	reported	Adjustment	Adjustment	Amended
Cash provided by operating activities	$204.1	$(49.6)	$-	$154.5
Cash used in investing activities	(504.9)	71.2	-	(433.7)
Cash provided by financing activities	306.7	(22.2)	-	284.5

CAE Year-End Financial Results 2013 | 61

Management’s Discussion and Analysis

11.3     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires our management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. We also require management to exercise its judgement in applying our accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. We report changes to our estimates in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on fair value less costs to sell calculations and uses valuation models such as the discounted cash flows model. The cash flows are derived from the projections approved by management for the next five years. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of fair value less costs to sell include estimated growth rates, post-tax discount rates and tax rates. The post-tax discount rates were derived from the respective cash generating units’ representative weighted average cost of capital which range from 7.5% to 9.5%. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition

We use the percentage-of-completion method in accounting for our fixed-price contracts to deliver services and manufacture products. Use of the percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans as well as the present value of the pension obligations is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriated discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

62 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

The expected return on plan assets is determined by considering the expected returns on the assets underlying the current investment policy applicable over to the period over which the obligation is to be settled. For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 15 of our consolidated financial statements for further details regarding assumptions used.

CAE Year-End Financial Results 2013 | 63

Management’s Discussion and Analysis

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues, when relevant. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates depending on the estimated timing of repayments. The estimated repayments are discounted using average rates ranging from 7.6% to 8.5% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2013 by approximately $10.2 million (2012 – $8.2 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the probability weighted average of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilise future tax benefits.

12.    CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1   Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2013. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2013, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2   Internal control over financial reporting

64 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2013, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.    OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.    ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Year-End Financial Results 2013 | 65

Management’s Discussion and Analysis

15.    SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2011 through to 2013.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2013
Revenue	$480.1	514.4	522.1	587.9	2,104.5
Net income	$21.7	36.8	37.5	46.4	142.4
Equity holders of the Company	$21.3	36.5	37.8	43.8	139.4
Non-controlling interests	$0.4	0.3	(0.3)	2.6	3.0
Basic EPS attributable to equity holders of the Company	$0.08	0.14	0.15	0.17	0.54
Diluted EPS attributable to equity holders of the Company	$0.08	0.14	0.15	0.17	0.54
Average number of shares outstanding (basic)	258.4	258.7	259.2	259.7	259.0
Average number of shares outstanding (diluted)	258.6	259.0	259.5	260.2	259.4
Average exchange rate, U.S. dollar to Canadian dollar	1.01	1.00	0.99	1.01	1.00
Average exchange rate, Euro to Canadian dollar	1.30	1.25	1.29	1.33	1.29
Average exchange rate, British pound to Canadian dollar	1.60	1.57	1.59	1.57	1.58
Fiscal 2012					Total
Revenue	$427.9	433.5	453.1	506.7	1,821.2
Net income	$43.5	38.7	46.1	53.7	182.0
Equity holders of the Company	$43.1	38.4	45.6	53.2	180.3
Non-controlling interests	$0.4	0.3	0.5	0.5	1.7
Basic EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Diluted EPS attributable to equity holders of the Company	$0.17	0.15	0.18	0.21	0.70
Average number of shares outstanding (basic)	257.0	257.3	257.6	257.9	257.5
Average number of shares outstanding (diluted)	258.0	258.0	258.0	258.6	258.2
Average exchange rate, U.S. dollar to Canadian dollar	0.97	0.98	1.02	1.00	0.99
Average exchange rate, Euro to Canadian dollar	1.39	1.38	1.38	1.31	1.37
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.61	1.57	1.58
Fiscal 2011					Total
Revenue	$366.4	388.0	410.8	465.6	1,630.8
Net income	$36.6	39.4	38.9	46.0	160.9
Equity holders of the Company	$37.2	39.1	38.5	45.5	160.3
Non-controlling interests	$(0.6)	0.3	0.4	0.5	0.6
Basic EPS attributable to equity holders of the Company	$0.15	0.15	0.15	0.18	0.62
Diluted EPS attributable to equity holders of the Company	$0.14	0.15	0.15	0.18	0.62
Average number of shares outstanding (basic)	256.5	256.6	256.8	256.9	256.7
Average number of shares outstanding (diluted)	256.8	257.1	257.7	258.2	257.5
Average exchange rate, U.S. dollar to Canadian dollar	1.03	1.04	1.01	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.31	1.34	1.38	1.35	1.34
Average exchange rate, British pound to Canadian dollar	1.53	1.61	1.60	1.58	1.58

66 | CAE Year-End Financial Results 2013

Management’s Discussion and Analysis

Selected segment information

(amounts in millions, except operating margins)	Q4-2013	Q4-2012	FY2013	FY2012	FY2011
Civil segments
Simulation Products/Civil
Revenue	$129.8	$83.1	$402.4	$342.5	$272.9
Segment operating income	22.3	14.0	73.6	51.6	34.8
Operating margins (%)	17.2	16.8	18.3	15.1	12.8
Training & Services/Civil
Revenue	201.8	132.3	755.6	498.4	454.0
Segment operating income	31.8	30.3	121.5	122.2	99.9
Operating margins (%)	15.8	22.9	16.1	24.5	22.0
Total Civil segments
Revenue	$331.6	$215.4	$1,158.0	$840.9	$726.9
Segment operating income	54.1	44.3	195.1	173.8	134.7
Operating margins (%)	16.3	20.6	16.8	20.7	18.5
Military segments
Simulation Products/Military
Revenue	$154.9	$195.6	$561.6	$619.2	$586.0
Segment operating income	19.2	34.6	77.9	101.2	105.0
Operating margins (%)	12.4	17.7	13.9	16.3	17.9
Training & Services/Military
Revenue	72.4	71.5	272.8	278.1	279.9
Segment operating income	10.2	11.0	35.2	40.9	50.3
Operating margins (%)	14.1	15.4	12.9	14.7	18.0
Total Military segments
Revenue	$227.3	$267.1	$834.4	$897.3	$865.9
Segment operating income	29.4	45.6	113.1	142.1	155.3
Operating margins (%)	12.9	17.1	13.6	15.8	17.9
New Core Markets segment
Revenue	$29.0	$24.2	$112.1	$83.0	$38.0
Segment operating income (loss)	1.8	(1.2)	6.4	(13.8)	(8.4)
Operating margins (%)	6.2	(5.0)	5.7	(16.6)	(22.1)
Total
Revenue	$587.9	$506.7	$2,104.5	$1,821.2	$1,630.8
Segment operating income	85.3	88.7	314.6	302.1	281.6
Operating margins (%)	14.5	17.5	14.9	16.6	17.3
Other	$(13.7)	$-	$(68.9)	$-	$1.0
Operating profit	$71.6	$88.7	$245.7	$302.1	$282.6

CAE Year-End Financial Results 2013 | 67

Management’s Discussion and Analysis

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2013	2012	2011
IFRS
Revenue	$2,104.5	$1,821.2	$1,630.8
Net income	142.4	182.0	160.9
Equity holders of the Company	139.4	180.3	160.3
Non-controlling interests	3.0	1.7	0.6
Average exchange rate, U.S. dollar to Canadian dollar	1.00	0.99	1.02
Average exchange rate, Euro to Canadian dollar	1.29	1.37	1.34
Average exchange rate, British pound to Canadian dollar	1.58	1.58	1.58
Financial position:
Total assets	$3,878.7	$3,183.7	$2,817.3
Total non-current financial liabilities[1]	1,306.9	869.0	757.5
Total net debt	916.8	534.3	383.8
Per share:
Basic EPS attributable to equity holders of the Company	$0.54	$0.70	$0.62
Diluted EPS attributable to equity holders of the Company	0.54	0.70	0.62
Dividends	0.19	0.16	0.15
Total equity	4.38	4.05	3.63

(amounts in millions, except per share amounts)		2010	2009
Previous Canadian GAAP
Revenue		$1,526.3	$1,662.2
Earnings from continuing operations		144.5	202.2
Net earnings		144.5	201.1
Average exchange rate, U.S. dollar to Canadian dollar		1.09	1.13
Average exchange rate, Euro to Canadian dollar		1.54	1.59
Average exchange rate, British pound to Canadian dollar		1.74	1.91
Financial position:
Total assets		$2,621.9	$2,665.8
Total non-current financial liabilities[1]		457.0	375.4
Total net debt		179.8	285.1
Per share:
Basic earnings from continuing operations		$0.56	$0.79
Diluted earnings from continuing operations		0.56	0.79
Basic net earnings		0.56	0.79
Diluted net earnings		0.56	0.79
Basic dividends		0.12	0.12
Shareholders' equity		4.52	4.70

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.